# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026451

REGISTRANT'S NAME Brambles Industries

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL P

FILE NO. 82- 5205 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE* : 2/8/02

**BRAMBLES**



# NOTICE OF 2001 ANNUAL GENERAL MEETING

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services Act 1986 immediately.**

If you have sold or otherwise transferred all of your shares in Brambles Industries plc, please send this document and the accompanying form of proxy to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was carried out for delivery to the purchaser or transferee.

**BRAMBLES**

18 October 2001

Brambles Industries plc
Cassini House,
57-59 St James's Street,
London SW1A 1LD, England

Dear Shareholder,

This document includes the notice of the first annual general meeting of Brambles Industries plc which will be held at 2.30 pm on Wednesday 28 November 2001 at the Gladstone Library, One Whitehall Place, London SW1A 2HD. Much of the business for the meeting is routine but I should like to mention, in particular, the proposed long term incentive plans.

### Long Term Incentive Plans

We are seeking your approval to introduce two long term incentive plans for Brambles. These are the Brambles 2001 Executive Share Option Plan (the Option Plan), and the Brambles 2001 Executive Performance Share Plan (the Performance Share Plan). These plans are based on arrangements described in the BIP Listing Particulars in June this year. We shall also be setting up Brambles Employee Share Ownership Plan Trusts which will be used with these plans.

The purpose of the plans is to attract, retain and reward key executives who will have an impact on the future fortunes of the Brambles Group. The plans should motivate them to contribute to the growth and profitability of the Brambles Group through superior performance.

Awards under both plans will be made up of "Brambles units". A Brambles unit will usually be one share in Brambles Industries plc (BIP) and one share in Brambles Industries Limited (BIL) unless this creates fiscal or legal difficulties. This approach will emphasise the combined nature of the Brambles Group and make sure that executives are focused on the Group as a whole. It will also help keep a balance between the issued share capital of BIP and BIL.

The plans include stretching performance targets which have to be met before executives can exercise their share options or receive their performance shares. Details of both plans are given in the Appendices.

### Recommendation

The Directors consider that these proposals and the other resolutions to be put to the AGM are in the best interests of the Company and its shareholders. We will be voting in favour of them and unanimously recommend that you do so as well.

### Special voting arrangements

The dual listed companies structure means that shareholders of both companies vote on all significant matters. You will therefore be asked to vote on resolutions for BIL as well as for BIP. More details are given on page 10.

If you would like to vote on the resolutions but cannot come to the AGM please fill in the proxy form sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 2.30 pm on Monday 26 November 2001.

Yours sincerely,

Don Argus

*Chairman*

Registered in England No. 4134697
Registered Office as above

Notice is given that the first annual general meeting of Brambles Industries plc (BIP) will be held at the Gladstone Library, One Whitehall Place, London SW1A 2HD, England on Wednesday 28 November 2001 at 2.30 pm.

This is the first annual general meeting of BIP which acquired GKN's support services activities and implemented the dual listed companies structure with Brambles Industries Limited. In this Notice, "the Company" or "BIP" means Brambles Industries plc (the UK company) and "BIL" means Brambles Industries Limited (the Australian company), and "Directors" means the directors of BIP or BIL as appropriate.

You will be asked to consider and pass the resolutions below. BIP's business is covered in resolutions 1-13. Resolutions 1-6 and 11-13 will be proposed as ordinary resolutions and resolutions 7-10 will be proposed as special resolutions. Special notice has been received of the intention to propose resolution 5 as an ordinary resolution. BIL's business is covered in resolutions 14-24. Resolutions 14-23 will be proposed as ordinary resolutions and resolution 24 will be proposed as a special resolution.

## BRAMBLES INDUSTRIES PLC BUSINESS

### Financial Statements

1. To receive Brambles Industries plc's report and accounts for the period ended 30 June 2001.

### Re-election of directors

To re-elect the following Directors who retire by rotation and, being eligible, offer themselves for re-election as Directors of Brambles Industries plc:

2. Mr M D I Burrows

3. Mr G J Kraehe

4. Mr D J Turner

### Re-appointment of auditors

5. To re-appoint Deloitte & Touche as auditors of Brambles Industries plc until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors to agree their fees.

### General authority to allot shares

6. That the authority given to the Directors by Article 5 of Brambles Industries plc's Articles of Association be renewed until the end of its annual general meeting next year and for that period the section 80 amount shall be £8,812,882.40.

### Disapplication of statutory pre-emption rights

7. That the power given to the Directors by Article 5 of Brambles Industries plc's Articles of Association be renewed until the end of its annual general meeting next year and for that period the section 89 amount is £1,809,355.85.

### General authority to buy back shares

8. That Brambles Industries plc be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of its Ordinary Shares of five pence each (Ordinary Shares) provided that:

(a) the maximum total number of Ordinary Shares which may be purchased by Brambles Industries plc is 72,374,235;

(b) the maximum price (excluding expenses) which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market quotations of an Ordinary Share taken from the London Stock Exchange Daily Official List for the five business days immediately before the day on which each Ordinary Share is purchased and the minimum price which may be paid for an Ordinary Share is five pence; and

(c) this authority expires at the end of Brambles Industries plc's annual general meeting next year except that Brambles Industries plc may make a purchase of any Ordinary Shares after this authority ends if the contract for the purchase was entered into before it ended.

### Amendments to the Articles of Association

9. That Brambles Industries plc's Articles of Association be amended as follows:

(a) By deleting Article 128(A) and replacing it with the following:

"Subject to Articles 56 to 60, the Board may in its absolute discretion from time to time and subject to the provisions of this Article resolve to establish a plan (Plan) under which holders of shares (Holders) may be offered the opportunity to become a shareholder of such one or more related corporations of the Company nominated in the Plan (Corporations). The terms of the Plan shall be as determined by the Board in its absolute discretion."

(b) By deleting Article 128(B) and replacing it with the following:

"If the Board resolves to establish the Plan and make such an offer to Holders, Holders may, by notice in writing to the Company and such one or more Corporations (Notice of Request) given in such form and within such time period as the Board may from time to time determine, request that the Holder be made a shareholder in such one or more Corporations."

### Political Donations

10. That Brambles Industries plc and any company which is or becomes its subsidiary during the period to which this resolution relates be authorised to:

(a) make Donations to EU Political Organisations; and

(b) incur EU Political Expenditure,

in a total amount, including any amounts referred to in (a) and (b) above made or incurred by Brambles Industries Limited or any of its subsidiaries during the period to which this resolution relates, not exceeding £200,000 during the period commencing on the date of this annual general meeting and ending on the date of Brambles Industries plc's annual general meeting next year. This authority shall extend to enable any such donation to be made or expenditure to be incurred by either the Company or any of its subsidiaries. For the purposes of this resolution, "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings given to them in Part XA of the Companies Act 1985 (as amended by the UK Political Parties, Elections and Referendums Act 2000).

### Executive Incentive Plans

11. That:

(a) the Brambles Industries plc 2001 Executive Share Option Plan (the BIP Option Plan), the principal terms of which are summarised in Appendix 2 to this Notice of Meeting, be approved and adopted;

(b) the Brambles Industries plc Board (or any duly authorised committee of that Board) be authorised to do anything which it considers necessary or desirable to establish and implement the BIP Option Plan and to make any changes it considers appropriate for that purpose;

(c) the Brambles Industries plc Board (or any duly authorised committee of that Board) be authorised to modify the BIP Option Plan to the extent necessary or desirable to take account of overseas tax, exchange control or securities laws provided that such modification operates within any individual or overall limits in the BIP Option Plan; and

(d) the Directors be authorised to vote and to be counted in the quorum at any meeting at which any matter connected with the BIP Option Plan is considered (except that a Director may not be counted in the quorum or vote on their own participation) and any prohibition on voting contained in the Articles of Association of Brambles Industries plc be relaxed.

12. That:

(a) the Brambles Industries plc 2001 Executive Performance Share Plan (the BIP Performance Share Plan), the principal terms of which are summarised in Appendix 3 to this Notice of Meeting, be approved and adopted;

(b) the Brambles Industries plc Board (or any duly authorised committee of that Board) be authorised to do anything which it considers necessary or desirable to establish and implement the BIP Performance Share Plan and to make any changes it considers appropriate for that purpose;

(c) the Brambles Industries plc Board (or any duly authorised committee of that Board) be authorised to modify the BIP Performance Share Plan to the extent necessary or desirable to take account of overseas tax, exchange control or securities laws provided that such modification operates within any individual or overall limits in the BIP Performance Share Plan; and

(d) the Directors be authorised to vote and to be counted in the quorum at any meeting at which any matter connected with the BIP Performance Share Plan is considered (except that a Director may not be counted in the quorum or vote on their own participation) and any prohibition on voting contained in the Articles of Association of Brambles Industries plc be relaxed.

13. That:

(a) the Brambles Industries plc Employee Share Ownership Plan Trusts (the BIP ESOPs), the principal features of which are set out in Appendix 4 to this Notice of Meeting, be approved and adopted;

(b) the Brambles Industries plc Board (or any duly authorised committee of that Board) be authorised to do anything which it considers necessary or desirable to establish and implement the BIP ESOPs and to make any changes to the trust deeds establishing the BIP ESOPs which it considers appropriate for that purpose;

(c) the Directors be authorised to vote and to be counted in the quorum at any meeting at which any matter connected with the BIP ESOPs is considered (except that a Director may not be counted in the quorum or vote on their own participation) and any prohibition on voting contained in the Articles of Association of Brambles Industries plc be relaxed.

## BRAMBLES INDUSTRIES LIMITED BUSINESS

### Re-election of Directors

To re-elect the following Directors who retire by rotation and, being eligible, offer themselves for re-election as Directors of Brambles Industries Limited:

14. Mr M D I Burrows

15. Mr G J Kraehe

16. Mr D J Turner

### Executive Incentive Plans

17. That:

(a) the Brambles Industries Limited 2001 Executive Share Option Plan (the BIL Option Plan), the principal terms of which are summarised in Appendix 2 to this Notice of Meeting, be approved for all purposes;

(b) the Brambles Industries Limited Board (or any duly authorised committee of that Board) be authorised to do anything which it considers necessary or desirable to establish and implement the BIL Option Plan and to make any changes it considers appropriate for that purpose;

(c) the Brambles Industries Limited Board (or any duly authorised committee of that Board) be authorised to modify the BIL Option Plan but to the extent necessary or desirable to take account of overseas tax, exchange control or securities laws provided that such modification operates within any individual or overall limits in the BIL Option Plan; and

(d) subject to the Australian Corporations Act and the Australian Stock Exchange (ASX) Listing Rules, the Directors be authorised to vote and to be counted in the quorum at any meeting at which any matter connected with the BIL Option Plan is considered (except that a Director may not be counted in a quorum or vote in respect of their own participation) and any prohibition on voting contained in the Constitution of Brambles Industries Limited is relaxed.

18. That:

(a) the Brambles Industries Limited 2001 Executive Performance Share Plan (the BIL Performance Share Plan), the principal terms of which are summarised in Appendix 3 to this Notice of Meeting be approved for all purposes;

(b) the Brambles Industries Limited Board (or any duly authorised committee of that Board) be authorised to do anything which it considers necessary or desirable to establish and implement the BIL Performance Share Plan and to make any changes it considers appropriate for that purpose;

(c) the Brambles Industries Limited Board (or any duly authorised committee of that Board) be authorised to modify the BIL Performance Share Plan to the extent necessary or desirable to take account of overseas tax, exchange control or securities laws provided that such modification operates within any individual or overall limits in the BIL Performance Share Plan; and

(d) subject to the Australian Corporations Act and the ASX Listing Rules, the Directors be authorised to vote and to be counted in the quorum at any meeting at which any matter connected with the BIL Performance Share Plan is considered (except that a Director may not be counted in a quorum or vote in respect of their own participation) and any prohibition on voting contained in the Constitution of Brambles Industries Limited is relaxed.

19. That:

(a) the Brambles Industries Limited Employee Share Ownership Plan Trusts (the BIL ESOPs), the principal features of which are set out in Appendix 4 to this Notice of Meeting, be approved for all purposes; and

(b) the Brambles Industries Limited Board (or any duly authorised committee of that Board) be authorised to do anything which it considers necessary or desirable to establish and implement the BIL ESOPs and to make any changes to the trust deeds establishing the BIL ESOPs which it considers appropriate for that purpose;

(c) subject to the Australian Corporations Act and the ASX Listing Rules, the Directors be authorised to vote and to be counted in the quorum at any meeting at which any matter connected with the BIL ESOPs is considered (except that a Director may not be counted in a quorum and vote on their own participation) and any prohibition on voting contained in the Constitution of Brambles Industries Limited is relaxed.

### Approval of Executive Options and Performance Rights

20. That the participation by the Chief Executive Officer, Sir CK Chow until the 2004 annual general meeting in the Brambles Industries Limited 2001 Executive Share Option Plan in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.

21. That the participation by the Chief Executive Officer, Sir CK Chow until the 2004 annual general meeting in the Brambles Industries Limited 2001 Executive Performance Share Plan in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.

22. That the participation by the Chief Financial Officer, Mr D J Turner until the 2004 annual general meeting in the Brambles Industries Limited 2001 Executive Share Option Plan in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.

23. That the participation by the Chief Financial Officer, Mr D J Turner until the 2004 annual general meeting in the Brambles Industries Limited 2001 Executive Performance Share Plan in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.

### Amendments to Brambles Industries Limited's Constitution

24. That the Constitution of Brambles Industries Limited be amended as follows:

(a) By deleting Article 95.2(a) and replacing it with the following:

"Subject to Articles 55A to 55E, the Directors may in their absolute discretion from time to time and subject to the provisions of this Article resolve to establish a plan (Plan) under which holders of shares (Holders) may be offered the opportunity to become a shareholder of such one or more related corporations of the company nominated in the Plan (Corporations). The terms of the Plan shall be as determined by the Directors in their absolute discretion."

(b) By deleting Article 95.2(b) and replacing it with the following:

"If the Directors resolve to establish the Plan and make such an offer to Holders, Holders may, by notice in writing to the Company and such one or more Corporations (Notice of Request) given in such form and within such time period as the Directors may from time to time determine, request that the Holder be made a shareholder in such one or more Corporations."

*A shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of them. Each proxy will have the right to vote on a poll to the extent allowed by the appointment and also to speak at the meeting.*

*A proxy need not be a member of the Company. Completed proxy forms should be sent to the Company's registrar so that they are received by 2.30 pm on Monday 26 November 2001.*

By order of the Board

Registered Office:
Cassini House
57-59 St James's Street
London SW1A 1LD

L E Young
*Secretary*

18 October 2001

## NOTES

### Voting

Shareholders can vote in either of two ways:

- by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with this Notice of AGM.

*Voting in person (or by attorney)*

If you come to the AGM, please bring the attendance card (attached to the proxy form) with you. This will mean that you can register more quickly. If you appoint an attorney to attend instead of you they should bring an original or certified copy of the power of attorney under which you have authorised them to attend and vote.

In order to attend and vote at the AGM, a corporate shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of the Companies Act 1985 (the Act). The representative should bring evidence of their appointment, including any authority under which it is signed, to the meeting.

*Voting by proxy*

If you want to appoint one or more proxies you should send your completed proxy form to the Company's registrar so that it is received by 2.30 pm on Monday 26 November 2001.

*Shareholders who are entitled to vote*

Under the Uncertificated Securities Regulations 1995 only shareholders on the BIP register of members at 6 pm on Monday 26 November 2001 will be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time.

*Voting Exclusion Statements*

BIL will disregard any votes cast on resolutions 17 and 18 by Sir CK Chow, Mr D J Turner and an associate of either of them. BIL will disregard any votes cast on resolutions 20 and 21 by Sir CK Chow and an associate of Sir CK Chow. BIL will disregard any votes cast on resolutions 22 and 23 by Mr D J Turner and an associate of Mr D J Turner.

However, BIL need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

### Documents available for inspection

The following documents will be available for inspection at the registered office of BIP during normal business hours on any weekday (except public holidays) from the date of this Notice until the date of the annual general meeting and at the Gladstone Library, One Whitehall Place, London SW1A 2HD, for at least 15 minutes before and during the meeting:

- the register of Directors' interests in the share capital of BIP;
- the Directors' service contracts;
- the proposed amended Articles of Association of BIP;
- the proposed amended Constitution of BIL; and
- the rules and trust deeds of the BIP and BIL long term incentive plans and ESOPs.

## VOTING ARRANGEMENTS UNDER THE DUAL LISTED COMPANIES STRUCTURE

Because BIP and BIL are separate companies, two annual general meetings will be held. The annual general meeting for BIL will be held in Sydney on 15 November 2001.

The dual listed companies structure regulates how shareholders of both companies make decisions on significant matters.

In general:

- where a significant matter affects the shareholders of each company in similar ways it is called a joint electorate action.
- where a significant matter affects the shareholders in different ways it is called a class rights action.

At this meeting items are joint electorate actions, except that for this year only, neither of BIP's or BIL's respective financial statements will be considered as a joint electorate action.

Voting on joint electorate actions works as follows:

- if you vote at the meeting of BIP (whether in person, by representative, by attorney or by proxy) an equivalent vote will be cast on the corresponding resolution at the annual general meeting of BIL;
- shareholders of BIL who vote on the corresponding resolution proposed at their annual general meeting will have those votes treated as though they were also cast at the meeting of BIP; and
- a resolution will only be passed if the total of the votes cast (after the votes of shareholders of both companies are added together) meet the required majority. For an ordinary resolution, the majority is more than 50 per cent of the votes cast and for a special resolution, it is not less than 75 per cent of the votes cast.

Class rights actions require the approval of shareholders of each of BIP and BIL voting separately on the matter without the votes of shareholders of the other company being counted. Mechanisms are included as part of the dual listed companies structure to make sure that if a class rights action is defeated by shareholders of one of the companies it will not be approved by shareholders of the other company.

At this meeting resolutions 2–24 are joint electorate actions. No class rights actions are proposed. As noted below, for this year only, BIP's report and accounts will not be considered as a joint electorate action.

Because the meetings of each company will be held on different dates in different places the results of the vote on any resolution (except Resolution 1) will not be finalised until after the second meeting is held. Voting will be conducted by poll and the results will be announced to the stock exchanges as soon as they are known. This is expected to be on 29 November 2001, the day after the annual general meeting of BIP.

## EXPLANATORY NOTES ON THE PROPOSED RESOLUTIONS

### TO RECEIVE THE REPORTS AND FINANCIAL STATEMENTS (RESOLUTION 1)

The Directors are required by the Companies Act 1985 (the Act) to present the financial statements, the directors' report and the auditors' report on those statements to the meeting. The resolution proposed to receive BIP's reports and financial statements will not be proposed as a joint electorate action. This is because they relate to a period before the formation of the dual listed companies structure.

### RE-ELECTION OF DIRECTORS (RESOLUTIONS 2-4 AND 14-16)

The dual listed companies structure requires the Boards of BIP and BIL to be identical. Messrs Burrows, Kraehe and Turner are retiring from both Boards by rotation and it is proposed that they all be re-appointed.

Shareholders are required to approve the re-election of Directors to each Board. If a Director is re-elected to one Board and not the other, then that Director will not be appointed to either Board.

Brief biographical details of the Directors are given on pages 19 to 21 of the report and accounts document sent to you with this notice.

Mr Turner has a service contract with BIL which may be terminated by that company on two months' notice after the first 22 months following the commencement of employment. Messrs Burrows and Kraehe are both non executive directors and do not have service contracts with either BIP or BIL.

### RE-APPOINTMENT OF AUDITORS (RESOLUTION 5)

BIP is required at each general meeting at which financial statements are laid before shareholders to reappoint its auditors. BIP's present auditors, Deloitte & Touche, were appointed to fill a casual vacancy when PricewaterhouseCoopers resigned. Deloitte & Touche have expressed their willingness to continue in office for a further year and you are asked to re-appoint them and, following normal practice, to authorise the Directors to agree their fees.

### GENERAL AUTHORITY TO ALLOT SHARES (RESOLUTION 6)

This resolution asks shareholders to renew the Directors' authority to allot unissued shares and other 'relevant securities' as defined in section 80 of the Act. In accordance with corporate governance best practice recommendations the authority, if approved, is limited to a maximum of 176,257,648 shares, equivalent to approximately 24 per cent of the total issued share capital of BIP as at 30 September 2001. The total nominal value of this number of shares will, if the resolution is passed, be the "section 80 amount" for the purposes of BIP's Articles of Association. There are no present plans to allot unissued shares other than in connection with employee share incentive schemes. The Directors believe, however, that they should continue to have this authority to enable such allotments to take place to finance business opportunities that may arise.

### DISAPPLICATION OF STATUTORY PRE-EMPTION RIGHTS (RESOLUTION 7)

If the Directors wish to allot unissued shares (and other equity securities) for cash, the Act requires that these shares are offered first to existing shareholders in proportion to their holdings. This is known as shareholders' pre-emption rights. There may be occasions, however, when, in order to act in the best interests of BIP, the Directors need the flexibility to finance business opportunities as they arise without offering securities on a pre-emptive basis. Therefore, this resolution asks shareholders to renew the Directors' authority to issue up to 36,187,117 shares, equivalent to 5 per cent of the issued ordinary share capital of BIP as at 30 September 2001, without the shares first being offered to existing shareholders. The total nominal value of this number of shares will, if the resolution is passed, be the "section 89 amount" for the purposes of BIP's Articles of Association. This resolution also gives authority to allot shares (and other equity securities) in connection with a rights issue (as defined in BIP's Articles of Association).

## GENERAL AUTHORITY TO BUY-BACK SHARES (RESOLUTION 8)

In certain circumstances it may be advantageous for BIP to purchase its ordinary shares. This resolution approves the purchase by BIP and/or its subsidiaries of up to 10 per cent of BIP's issued ordinary share capital at a price not exceeding 105 per cent of the average middle market closing price of such shares on the five dealing days before the date of purchase. The minimum price that may be paid per ordinary share is their nominal value, five pence.

The Directors intend to exercise the power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase the underlying value per share having regard to the intent of the guidelines of institutional investors and is in the best interests of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of BIP and BIL will be taken into account before deciding on this course of action. Any shares purchased in this way will be cancelled and the number of shares in issue will be reduced accordingly.

The maximum number of ordinary shares which may be acquired is limited to 72,374,235 shares, equivalent to approximately 10 per cent of the total issued share capital of BIP as at 30 September 2001.

## AMENDMENTS TO BIP'S ARTICLES OF ASSOCIATION AND BIL'S CONSTITUTION (RESOLUTIONS 9 AND 24)

BIP's Articles of Association and BIL's Constitution currently permit each company to establish shareholders' dividend plans under which shareholders may elect to receive dividends from an overseas subsidiary instead of dividends they would otherwise be entitled to receive from BIP or BIL. BIL currently operates an overseas shareholders dividend plan. However, participation in that plan may not be advantageous to all foreign shareholders. Accordingly, the changes are proposed to amend the prescriptive nature of those provisions. Although the proposed amendments are not directly relevant to BIP's shareholders, it is proposed that equivalent amendments be made to BIP's Articles of Association to ensure that they are, as far as possible, consistent with BIL's Constitution. The amendments being made to BIL's Constitution are not material and will assist in the administration of the current BIL overseas shareholder dividend plans.

## POLITICAL DONATIONS (RESOLUTION 10)

**Consistent with BIL's past practice, neither BIP nor BIL has any intention of making donations to political parties and they will not do so without the specific endorsement of their shareholders.**

However, the recent Political Parties, Elections and Referendums Act 2000 (the "Political Donations Act") defines EU Political Organisations widely to include, among other things, organisations which carry on activities which are capable of being reasonably regarded as intended to affect public support for a political party in any EU member state or to influence voters in relation to any referendum in any EU member state. As a result, it is possible that EU Political Organisations may include, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it may be in the interests of the Brambles Group to support.

This resolution seeks authority from shareholders to enable BIP and its subsidiaries to make donations or incur expenditure which they would otherwise be prohibited from making or incurring following the relevant provisions of the Political Donations Act coming into effect earlier this year. Among other things, the Political Donations Act prohibits a company incorporated in the UK from making donations to EU Political Organisations in the period of 12 months following that company's annual general meeting in 2001 (and each succeeding 12 month period) above £5,000 in total unless that company has been authorised to make such donations by its shareholders.

The Political Donations Act requires that this authorising resolution should not purport to authorise particular donations or expenditure. However, the Political Donations Act also requires the disclosure in BIP's annual report of details of any donation made to an EU Political Organisation or any EU Political Expenditure incurred which is in excess of £200. If any such donation is made or expenditure is incurred this will therefore be disclosed in BIP's annual report for next year and, as appropriate, succeeding years.

**The Directors consider that the authority sought under this resolution to allow BIP or its subsidiaries to incur this type of expenditure up to a total limit of £200,000 (including any such expenditure incurred by BIL or its subsidiaries) is necessary, principally to ensure that, because of the uncertainty over which bodies are covered in the definition of EU Political Organisations, BIP does not unintentionally breach the Political Donations Act.**

## EXECUTIVE INCENTIVE PLANS (RESOLUTIONS 11-13 AND 17-19)

It is proposed that BIP and BIL each establish new long term incentive plans for executives. The terms of the plans are the same except where differences are required under the laws or practice of the UK and Australia. A general summary of the proposed long term incentive arrangements is set out in Appendix 1 of this Notice of Meeting.

### BIP 2001 Executive Share Option Plan (Resolution 11)
### BIL 2001 Executive Share Option Plan (Resolution 17)

These resolutions propose the introduction of new executive share option plans as part of the long term incentive arrangements for senior executives in the Brambles Group. A summary of the Option Plans is set out in Appendix 2 of this Notice of Meeting.

### BIP 2001 Executive Performance Share Plan (Resolution 12)
### BIL 2001 Executive Performance Share Plan (Resolution 18)

These resolutions propose the introduction of new executive performance share plans as part of the long term incentive arrangements for senior executives in the Brambles Group. A summary of the Performance Share Plans is set out in Appendix 3 of this Notice of Meeting.

### BIP Employee Share Ownership Plan Trusts (Resolution 13)
### BIL Employee Share Ownership Plan Trusts (Resolution 19)

These resolutions propose the introduction of employee share ownership plan trusts to operate with the long term incentive arrangements for senior executives in the Brambles Group. A summary of the trusts is set out in Appendix 4 of this Notice of Meeting.

Shareholder approval for the BIP plans is required under the Listing Rules of the UK Listing Authority.

Under the ASX Listing Rules, companies are generally restricted from issuing more than 15 per cent of their issued share capital in any 12 month period without shareholder approval. There are a number of exceptions, including an issue of securities under an employee incentive scheme which has been approved by shareholders within the three years before the issue of the securities.

The Boards of BIP and BIL wish to use the new long term incentive plans as a means of remunerating senior executives in the Brambles Group. The authority granted by these resolutions will mean that BIL can issue options and shares under the plans without detracting from its ability to otherwise issue shares or other securities up to the limit permitted under the ASX Listing Rules.

No securities have yet been issued under these plans.

## APPROVAL OF BIL EXECUTIVE OPTIONS AND PERFORMANCE RIGHTS (RESOLUTIONS 20-23)

Details of the then proposed service agreements between BIL and each of Sir CK Chow and Mr D J Turner (together Executives and each an Executive) were disclosed in the listing particulars published earlier this year. Those service agreements were executed on 26 July 2001 in substantially the same terms as described in the listing particulars.

The terms of the Executives' service agreements provide for the grant of options and rights to BIL shares on the commencement of their employment and on each anniversary, subject to any necessary shareholder approval for the issue of the relevant securities.

The number of options over shares (Options) that will be granted to the Executives each year under the terms of their service agreements will be a specified percentage of their total fixed remuneration for that year divided by the Black Scholes Value (a common method for valuing options) at the time of the grant. The specified percentage for Sir CK Chow is 75 per cent and for Mr D J Turner is 60 per cent. The exercise price for each Option will be the volume weighted average price of BIL shares traded on the ASX during the week up to and including the date of their grant.

The number of rights to shares (Performance Rights) that will be granted to the Executives each year under the terms of their service agreements will be a specified percentage of their total fixed remuneration for that year divided by the BIL share price at the time of the grant. The specified percentage for Sir CK Chow is 75 per cent and for Mr D J Turner is 60 per cent. Subject to satisfaction of the relevant performance hurdles, the Performance Rights will vest for no consideration.

The number of Options and Performance Rights to be granted to the Executives as of the commencement of their engagement on 7 August 2001 is as follows:

| | *Options* | | *Number of Performance Rights* |
|---|---|---|---|
| | *Number* | *Exercise Price* | |
| Sir CK Chow | 605,700 | A$11.24 | 181,300 |
| Mr D J Turner | 278,300 | A$11.24 | 83,300 |

The number of Options and Performance Rights to be granted in 2002 and 2003 will be determined in accordance with the formula set out above at the time of the relevant grant.

The Options and Performance Rights to be granted to the Executives will be taken to be granted under and in accordance with the terms of the BIL 2001 Executive Share Option Plan and the BIL 2001 Executive Performance Share Plan (as described in Appendices 2 and 3 of this Notice of Meeting). The Executives' participation in the plans follows their usual terms except for the following differences (which will be reviewed in due course):

- the date of grant for the Options and Performance Rights to be granted in 2001 will be taken to be the date of the commencement of their employment on 7 August 2001;
- the performance period for measuring whether performance targets have been met will run from the date of grant (7 August 2001) and not the end of the preceding financial year;
- if any of the Options or Performance Rights have not vested at the end of the performance period, the performance condition may be re-assessed on the sixth

anniversary of the start of the performance period, in addition to re-assessment on the fourth and fifth anniversaries; and

- the terms on which Options and Performance Rights may be exercised or vest early are as described in the listing particulars issued in June 2001.

Under the ASX Listing Rules, an issue of securities to directors is required to be approved by shareholders. Approval is therefore being sought for the grant of Options and Performance Rights to the Executives under the BIL 2001 Executive Share Option Plan and the BIL 2001 Executive Performance Share Plan in the manner described above until the 2004 annual general meeting.

ASX Listing Rule 10.15A (as modified by a waiver from the ASX) requires this Notice of AGM to include the following specified information in relation to the Option and Performance Rights to be granted to the Executives:

(a) The formulae for determining the number of securities that may be acquired by Sir CK Chow and Mr D J Turner: see above.

(b) The price (including a statement whether the price will be, or be based on, the market price) or the formulae for calculating the price for each security to be acquired under each scheme: see above.

(c) The names of all directors and their associates who received securities under the scheme since the last approval, the number of the securities received and acquisition price for each security: not applicable (new plans).

(d) The names of all directors and their associates entitled to participate in the scheme; Sir CK Chow and Mr D J Turner.

(e) A voting exclusion statement: see the section entitled "Notes".

(f) The terms of any loan in relation to the acquisition: not applicable.

(g) The date by which the securities will be issued; up until the 2004 annual general meeting.

Details of any securities issued under the BIL 2001 Executive Share Option Plan and the BIL 2001 Executive Performance Share Plan will be published in each BIL annual report relating to a period in which securities have been issued, together with a statement that approval for the issue of securities was obtained under ASX Listing Rule 10.14.

If any other person to whom an issue of securities is required to be approved under ASX Listing Rule 10.14, becomes entitled to participate in the BIL 2001 Executive Share Option Plan and the BIL 2001 Executive Performance Share Plan after these resolutions are approved and who is not named in paragraph (d) above, that person will not participate until that approval is obtained under ASX Listing Rule 10.14.

# APPENDIX 1

## SUMMARY OF LONG TERM INCENTIVE PLANS

It is proposed that BIP and BIL will introduce plans on the terms described below. Differences between the BIP and BIL plans are noted where appropriate.

Awards under both plans will be made up of share units. A share unit will usually be one share in BIP and one share in BIL unless this creates fiscal or legal difficulties. This approach will emphasise the combined nature of the Brambles Group and make sure that executives are focused on the Group as a whole. It will also help keep a balance between the issued share capital of BIP and BIL.

The plans will include stretching performance targets which have to be met before executives can exercise their share options or receive their performance shares. Directors and senior executives will also be expected to keep shares which they receive under the plans up to a value after tax of 100 per cent of their base salary.

### Executive Share Option Plans (Option Plans)

The Option Plans will be supervised by the Board Remuneration Committee which will approve any option grants made to executive directors (apart from those awards already agreed to be made to Sir CK Chow and Mr D J Turner under their service contracts) and note all other awards. The Option Plans may be operated with Employee Share Ownership Plan Trusts.

Options will be granted over share units. Each share unit will usually be made up of one share in BIP and one share in BIL. The Board will have discretion to change this ratio if appropriate. The exercise price of options will be based on an average market price for a period of up to five business days up to the date of grant.

Options will become exercisable on a sliding scale if certain performance targets are met. The proposed performance targets are based on the relative Total Shareholder Return (TSR) of BIP and BIL shares against a selected peer group measured over three financial years from the end of the financial year preceding the date of grant (Performance Period). All of the options will be exercisable if the TSR ranking is at the 75th percentile. At median position, 38 per cent of the options will be exercisable. The options will be exercisable on a straight line basis between these percentiles. None of the options will be exercisable if a ranking position of below median is achieved. If any of the options remain unexercisable after three years, then the performance condition may be re-assessed after four and five years from the start of the Performance Period, that is using the same base year.

### Executive Performance Share Plans (Performance Share Plans)

The Performance Share Plans will also be supervised by the Board Remuneration Committee. They may be administered with Employee Share Ownership Plan Trusts.

The Performance Share Plans will be used to grant annual awards which are subject to a minimum three year vesting period and the satisfaction of performance conditions. Awards will be made up of share units and each share unit will usually consist of one share in BIP and one share in BIL. The Board will have discretion to change this ratio if appropriate.

The annual awards will vest on a sliding scale in accordance with a performance condition based on compound Earnings Per Share (EPS) growth. This will be calculated for the combined Brambles Group under UK Generally Accepted Accounting Principles (GAAP) before all exceptional items and goodwill and measured over the period from the end of the financial year preceding the date of grant to the third anniversary of that date* (Performance

---

* *The base year EPS will be 13.8p which has been taken from the proforma Brambles Group results for the 12 months to 30 June 2001 in pounds sterling, based on UK GAAP. These were published on 5 September 2001.*

Period). The whole award will vest if EPS growth is 15 per cent or above per year. At EPS growth of 7 per cent per year, one quarter of the award will vest. Vesting will be on a straight line basis between these growth rates. None of the award will vest if EPS growth is less than 7 per cent per year. If any of the award has not vested on the third anniversary of the start of the Performance Period, then the performance condition may be re-assessed on the fourth and fifth anniversaries of the start of the Performance Period based on compound EPS growth measured from the original base level.

### Employee Share Ownership Plan Trusts

The plans outlined above may be operated with Employee Share Ownership Plan Trusts (ESOPs). The trustees under each ESOP would either buy shares in the market or subscribe to BIP or BIL for newly issued shares to satisfy the exercise of options or awards using funds from or guaranteed by Group companies.

### General

If, in the future, the Board Remuneration Committee decides that other performance measures are more appropriate, these may be applied instead, having regard to the guidelines of institutional investors.

For both plans, on a change of control performance is measured up to that point, although the Remuneration Committee will also have discretion to deem the performance condition to have been met to any extent it considers appropriate. However, if there is a change of control within 12 months of the grant of any awards, they will lapse. In the case of early leavers performance conditions still apply in the Performance Share Plans (except in the case of death). In the Option Plans performance conditions fall away in the event of death, injury, disability and redundancy only.

The maximum value of performance shares awarded to an individual in any year will be a specified multiple (up to a maximum of one times) of their Total Fixed Remuneration (TFR) for that year. This will be divided by the appropriate share price to determine the number of shares in the award. TFR is defined as base salary, pension contributions, car or car allowance and other benefits provided to the executive (excluding bonus). Base salary is normally at least $^{2}/_{3}$ TFR.

For share options it is the intention that the calculation will use a Black Scholes method to determine the value of the award. The maximum multiple of TFR based on such a valuation method would be 0.75 times. However, this will be subject to an overall cap of three times TFR based on the value of the options calculated by reference to the market price of the shares at the time of grant.

The maximum number of new BIP ordinary shares that may be issued under the BIP share incentive plans (and any other share plans adopted in the future) will be within the limits set by institutional investors in the UK. For BIP this will be 10 per cent of its issued ordinary share capital for the time being in any 10 year period, with a further limit of 5 per cent in any 10 year period for discretionary share plans such as the BIP Option Plan and BIP Performance Share Plan outlined above. Shares issued to the ESOPs for use in the BIP Option Plan and BIP Performance Share Plan (or any other plans adopted in the future) and to satisfy awards to employees made under the parallel BIL plans, will count towards these limits.

The limit on the number of BIL shares that may be subject to awards issued under the plans is 10 per cent of its ordinary share capital at any particular time. Shares issued to the BIL ESOPs will count towards this limit.

BIP and BIL will enter into arrangements with each other and the trustees of the ESOPs to issue or purchase the shares required to fulfil awards to employees under their respective plans.

## APPENDIX 2

## 2001 EXECUTIVE SHARE OPTION PLAN (OPTION PLAN)

## SUMMARY OF THE RULES

In this summary, "the Board" includes any committee appointed by the Board.

**Eligibility**

The Board may select any employee or executive director of BIP and BIL, their subsidiaries or any joint venture companies between them (Participating Companies) to participate in the Option Plan (other than individuals within 12 months of retirement). The Board Remuneration Committee will supervise the Option Plan and approve all grants to executive directors made under it (other than those already agreed to be made to Sir CK Chow and Mr D J Turner under the terms of their service contracts). The Committee will approve the overall total level of options granted under the plan each year.

**Option price**

Participants in the Option Plan will be granted an option (Option) to acquire share units. Each share unit will normally be made up of one ordinary share in BIP and one ordinary share in BIL (although the Board may alter this ratio). The price at which a participant may acquire shares on the exercise of an Option will be determined by the Board but shall not be less than market value. In normal circumstances, market value will be an average market price over a period of up to five business days up to the grant date.

**Grant of Options**

Options may be granted during the six week periods following:

- the adoption of the Option Plan by the companies in general meeting;
- the announcement of the Group's final and interim results for any financial period to the London and Australian Stock Exchanges;

and at other times under exceptional circumstances.

No Options may be granted after the tenth anniversary of shareholders' approval of the Option Plan.

Benefits received under the Option Plan will not be pensionable.

**Limits**

The Option Plan contains the following dilution limits:-

- in any ten year period the number of shares in BIP which may be placed under option or issued under the BIP Option Plan or any other executive share plan adopted by BIP or by BIL may not exceed 5 per cent of the issued ordinary share capital of BIP from time to time;
- in any ten year period the number of shares in BIP which may be placed under option or issued under the BIP Option Plan or any other employees' share plan adopted by BIP or by BIL may not exceed 10 per cent of the issued ordinary share capital of BIP from time to time; and
- the number of shares in BIL which may be subject to awards at any time issued under the BIL Option Plan or any other employee share plan adopted by BIL or by BIP may not exceed 10 per cent of the issued ordinary share capital of BIL at that time.

For the purposes of the above limits, options and awards that have lapsed are excluded.

The maximum number of Options granted to a participant in any year shall be limited to shares having a value as at the grant date not exceeding three times the participant's Total Fixed Remuneration (TFR) for that year. TFR will usually be the participant's total annual fixed income (including salary and benefits in kind (but excluding any bonus)).

### Performance Condition

The Board will impose a performance condition on the exercise of Options. It is proposed that, initially, the exercise of options will be subject to a performance condition based on Total Shareholder Return (TSR) measured over the period from the end of the financial year preceding the date of grant to the third anniversary of that date (Performance Period) against a peer group of companies consisting of the FTSE 100 and the top 50 Australian companies (by market value).

For the purposes of measuring performance and the participant's entitlement, a threshold TSR percentile and maximum TSR percentile will be applied as indicated in the table below.

| | *TSR Percentile* | *% Vesting of Shares under Option* |
|---|---|---|
| | Below 50 | No vesting |
| Threshold | 50 | 38% vesting |
| Maximum | 75 | 100% vesting |
| | 50 to 75 | Pro rata straight line vesting |

If not all the shares comprised in an Option vest after the Performance Period, the performance condition will be re-assessed after four and five years, (measured from the start of the Performance Period) and the appropriate number (if any) of the Options (based on the table above) will vest. All Options which have not vested following such re-assessment will lapse.

### Exercise of Options

Options may usually only be exercised between three and ten years after their grant (although the Board may set a shorter expiry date for Options before they are granted) and then only if the performance condition referred to above has been met.

However, earlier exercise will be permitted if the participant leaves employment through death, injury, disability, redundancy or because their employing company or undertaking is transferred outside the Brambles Group. In these cases, the performance condition is waived. If a participant retires at normal retirement age, they may also exercise their Options but only to the extent that the performance condition has been satisfied. If a participant leaves in any other circumstances their Options may only be exercised to the extent permitted by the Board.

### Change of control

If there is a change of control, reconstruction (amounting to a change of control) or winding up of BIP or of BIL, the performance condition may be deemed to end at that time (or at another time selected by the Board, acting fairly and reasonably) and the number of shares over which an Option may be exercised may be calculated by reference to the extent to which the performance condition has been met over that period. Alternatively, the Board may (acting fairly and reasonably) decide the number of shares over which an Option may be exercised having regard to the performance of BIP and BIL since those Options were granted. However, if, in the event of a change of control of BIP or of BIL, participants are offered the opportunity to release their Options in return for new options over shares in the acquiring company, the

Board can decide their Options are not exercisable on that change of control. In addition, options lapse if the event in question takes place within 12 months of the grant date

### Cash alternative and phantom options

The Board may choose to pay participants in cash when they exercise their Options (rather than issuing or transferring shares to them) for example where it is necessary for legal or tax reasons. The amount to be paid will be equal to the participant's gain on exercise.

Furthermore, the Board may decide, prior to grant, that an Option shall be expressed to be an option to be paid a cash sum (calculated by reference to the growth in value of a specified number of shares in BIP and in BIL) rather than shares. This type of option (a Phantom Option) will normally only be granted to participants in jurisdictions where, because of local securities laws and/or exchange control provisions, it is difficult (or impossible) to grant options over shares.

### Variation of Share Capital

If there is a variation of the share capital of BIP or BIL, the Board may make appropriate adjustments to the number of shares under Option and the exercise price of those Options. Any adjustment to awards made under the BIL Option Plan will be in accordance with the provisions of the ASX Listing Rules.

### Alterations

The Option Plans may be altered by the Board at any time. However, the prior approval of shareholders in general meeting will be required for amendments to the advantage of participants relating to eligibility, the individual limit, option exercise price, overall dilution limits, exercise periods and leaver provisions, takeover provisions and variations of share capital, except for minor amendments to benefit the administration of the Option Plan, or any amendments to take account of any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Participating Companies.

No amendment can be made to the Option Plan to the disadvantage of participants in respect of any Options granted to them without their majority consent.

### Schedule to the Plan

An Inland Revenue approved schedule to the Option Plans will enable tax approved options to be granted to UK employees over shares in BIP or BIL worth up to £30,000 per employee.

## APPENDIX 3

## 2001 EXECUTIVE PERFORMANCE SHARE PLAN (PERFORMANCE SHARE PLAN)

### SUMMARY OF THE RULES

In this summary, "the Board" includes any committee appointed by the Board.

#### Eligibility

The Board may select any employee or executive director of BIP or BIL, their subsidiaries or any joint venture companies between them (Participating Companies) to participate in the Performance Share Plan (other than individuals within 12 months of retirement). The Board Remuneration Committee will supervise the Performance Share Plan and approve all grants to executive directors made under it (other than those already agreed to be made to Sir CK Chow and Mr D J Turner under the terms of their service contracts). The committee will approve the overall total level of awards made under the plan each year.

#### Grant of Awards

An award (Award) under the Performance Share Plan takes the form of a deferred right to acquire share units at no cost to the participant. Each share unit will normally be made up of one ordinary share in BIP and one ordinary share in BIL (although the Board may alter this ratio). An Award will take the form of a conditional right or a share right (being a nil-cost share option).

Awards may be granted during the six week periods following:

- the adoption of the Performance Share Plan by the companies in general meeting;
- the announcement of the Group's final and interim results for any financial period to the London and Australian Stock Exchanges;

and at other times under exceptional circumstances.

No Awards may be made after the tenth anniversary of shareholders' approval of the Performance Share Plan.

Benefits received under the Performance Share Plan will not be pensionable.

#### Limits

The Performance Share Plan contains the same dilution limits as the Option Plan (see Appendix 2 above). For the purposes of these limits, Awards that have lapsed are excluded.

The value of shares which may be awarded to a participant in any year shall not exceed one times their Total Fixed Remuneration (TFR). As under the Option Plan, TFR for these purposes will normally be the participant's total annual fixed income (including salary and benefits in kind (but excluding any bonus)).

#### Performance Condition

The vesting of Awards will be subject to a performance condition based on compound Earnings per Share growth (EPS) of both BIP and BIL over a performance period from the end of the financial year preceding the date of grant to the third anniversary of that date (the Performance Period) and calculated according to the following table:

| | *Compound EPS Growth* | *% Vesting of Shares* |
|---|---|---|
| | Below 7% per annum | No vesting |
| Threshold | 7% per annum | 25% vesting |
| Maximum | 15% or above per annum | 100% vesting |
| | 7-15% per annum | Pro rata straight line vesting |

EPS calculations will be normalised to exclude all exceptional items and goodwill as defined under UK GAAP.

If not all the shares in an Award vest after the Performance Period, the performance condition will be re-assessed on the fourth and fifth anniversaries of the start of the Performance Period for compound EPS growth up to the date of re-assessment, and the appropriate number (if any) of the shares (based on the table above) will vest. All Awards which have not vested following such re-assessment will lapse.

### Transfer or issue of shares to participants

Share rights may normally be exercised, and shares which are the subject of conditional right awards may normally be issued or transferred to participants, after the third anniversary of the Award subject to the satisfaction of the performance condition set out above.

If a participant dies, the performance condition in respect of their Awards will be deemed to be satisfied at that time and shares may be issued or transferred to their personal representatives within the following 12 months. However, if a participant dies before the performance condition is first due to be assessed, the number of shares which are issued or transferred will be reduced in proportion to the period from the date of grant to the date of death as compared with the period from the date of grant to the date when the performance condition is first due to be assessed.

If a participant leaves employment through injury, disability, redundancy, retirement, or because their employing company or undertaking is transferred outside the Brambles Group (good leaver reasons) at a time when the performance condition has been satisfied (partially or completely), shares may be issued or transferred to them to the extent that those performance conditions have been met. However, if a participant leaves for any of the good leaver reasons before the performance condition has been satisfied (partially or completely) they may retain their Awards until the performance condition is next due to be assessed at which time shares may be issued or transferred to them, to the extent that the performance condition has been met (but on the basis that the number of shares which are issued or transferred shall be reduced in proportion to the period from the date of grant to the date of leaving as compared with the period from the date of grant to the date when the performance condition is first satisfied).

If a participant leaves in any other circumstances their Awards will lapse unless the Board decides otherwise.

### Change of control

If there is a change of control, reconstruction (amounting to a change of control) or winding up of BIP or of BIL, the performance condition may be deemed to end at that time (or at another time selected by the Board, acting fairly and reasonably) and the number of shares over which a share right may be exercised and the number of shares which may be issued or transferred to participants under a conditional right may be calculated by reference to the extent to which the performance condition has been met. Alternatively, the Board may (acting fairly and reasonably) decide the number of shares under an Award which may be issued or transferred to employees having regard to the performance of BIP and BIL since the grant date of the Award. However, if, in the event of a change of control of BIP or of BIL, participants are offered the opportunity to release their Awards in return for a new award over shares in the acquiring company, the Board can decide that shares will not be issued or transferred to them on that change of control. In addition, Awards lapse if the event takes place within 12 months of the grant date.

### Cash alternative and phantom awards

When participants are entitled to have shares under an Award issued or transferred to them, the Board may choose to pay participants in cash instead (for example where it is necessary for legal or tax reasons). The amount to be paid will be, in the case of a share right, equal to the participant's gain on exercise of that share right and, in the case of a conditional right, the market value of the shares under the conditional right.

Furthermore, the Board may decide, prior to grant, that an Award shall be expressed to be a right to be paid a cash sum (calculated by reference to the growth in value of a specified number of shares in BIP and/or in BIL) rather than shares. This type of award (a Phantom Award) will normally only be granted to participants in jurisdictions where, because of local securities laws and/or exchange control provisions, it is difficult (or impossible) to issue or transfer shares to employees.

### Variation of share capital

If there is a variation of the share capital of BIP or BIL, the Board may make appropriate adjustments to the number of shares comprised in an Award. Any adjustments to awards made under the BIL Performance Share Plan will be in accordance with the provisions of the ASX Listing Rules.

### Alterations

The Performance Share Plan may be altered by the Board at any time. However, the prior approval of shareholders in general meeting will be required for amendments to the advantage of participants relating to eligibility, the individual limit, overall dilution limits, exercise periods and leaver provisions, takeover provisions and variations of share capital, except for minor amendments to benefit the administration of the Performance Share Plan, or any amendments to take account of any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or Participating Companies.

No amendment can be made to the Performance Share Plan to the disadvantage of participants in respect of any Awards granted to them without their majority consent.

## APPENDIX 4

## EMPLOYEE SHARE OWNERSHIP PLAN TRUSTS ("ESOPs")

## SUMMARY OF THE TRUST DEED

ESOPs may be established to operate with the BIP and BIL Option Plans and Performance Share Plans. Separate ESOPs may operate in relation to

(a) employees of BIP and its subsidiaries;

(b) employees of BIL and its subsidiaries; and

(c) employees of the joint venture companies of BIP and BIL.

For the sake of convenience they are summarised below as if they were a single ESOP.

### Constitution

The ESOP would be established under a trust deed. The object of the ESOP would be to help facilitate or enable the holding of shares in the company by or for the benefit of employees and former employees.

### Eligible Employees

Any employees or former employees and their immediate relatives may benefit. The trustees of the ESOP would use their discretion following recommendations from the Board Remuneration Committee to decide which employees should benefit. The ESOP would be used primarily with the Company's employee share plans from time to time.

### Trustees

The company would have the power to appoint the trustees. Except where a corporate trustee is sole trustee, there would always be at least two trustees. It would be the intention that an independent corporate trustee could be appointed to act as trustee and administrator of the ESOP.

### Limits

The trustees may purchase BIP and BIL shares in the market or subscribe for new shares in BIP and BIL in connection with any employee share plan adopted by BIP or BIL provided that any limits on the issue of new shares in the rules of the relevant employee share plan are observed. Without further shareholder approval, the ESOP would not acquire more than 5 per cent of the combined issued ordinary share capital of BIP and BIL.

### Issue of Shares

Shares allotted to the trustees would rank equally with the then issued shares of the same class of BIP or BIL. BIP and BIL would apply to the relevant stock exchange for the shares to be listed.

U.S. POST OFFICE
DELAYED

BRAMBLES

BRAMBLES INDUSTRIES PLC

Company No. 4134697

ARAS

# 2001 Annual Report

**BRAMBLES**

# BRAMBLES INDUSTRIES PLC 2001 ANNUAL REPORT

Brambles Industries plc was incorporated on 3 January 2001 as Wavevale plc. It changed its name to Brambles Industries plc with effect from 31 May 2001. On 7 August 2001, it acquired the support services activities of GKN plc and merged with GKN's longstanding joint-venture partner, Brambles Industries Limited in a dual listed companies structure. This transaction merged the ownership of *CHEP* and *Cleanaway* which, with other key global businesses, form the New Brambles, a global support services operation.

The New Brambles is listed on the London and Australian Stock Exchanges.

On 5 September Brambles announced pro forma financial results for the New Brambles for the year to 30 June 2001. The statements prepared under UK GAAP in pounds sterling are included in this document on pages 22 to 28 together with a business review.

Brambles Industries plc as a legal entity has produced statutory accounts for the period to 30 June 2001. As at that date it had not traded. These statutory financial statements are on pages 29 to 37.

During the period to 30 June 2001, Brambles Industries plc and Brambles Industries Limited were not linked and Brambles Industries plc did not own any part of the businesses referred to above. Therefore their results are not reflected in the statutory accounts.

Unaudited, pro forma financial statements comprising a profit and loss account, net assets statement, cash flow information and segmental information have been prepared for New Brambles as if it had been in existence for the full year to 30 June 2001 on the same basis as that disclosed in the Listing Particulars published in June 2001.

This information is for illustrative purposes only, and because of its nature may not give a true picture of the results, cash flows and the financial position of the Combined Brambles Group.

## Highlights:

- Total revenue up by 13 per cent to £3,181 million.
- Combined revenue of *CHEP* and *Cleanaway* of £1,919 million makes up 60 per cent of that of the New Brambles Group.
- Earnings before interest, tax and goodwill amortisaton of continuing businesses was up by 7 per cent to £415 million.
- Earnings before interest, tax and goodwill amortisaton of all businesses down 2 per cent to £444 million.
- Profit before tax, goodwill amortisation and exceptional items down 11 per cent to £338 million. Earnings per share, before goodwill amortisation and exceptional items, of 13.8p is down 2.4p on last year.
- Earnings per share of 8.4p compared with 15.6p in the year to June 2000 reflects the effects of exceptional items, primarily the previously announced write-down of the Equipment Division and merger costs.

# UNAUDITED PRO FORMA RESULTS
## for the year ended 30 June 2001

| | | Year ended 30 June 2001 £'millions | Year ended 30 June 2000 £'millions |
|---|---|---|---|
| Sales | | 3,181 | 2,807 |
| Results before goodwill amortisation and exceptional items | | | |
| Operating profit | – Continuing business | 415 | 387 |
| | – Divestments disposals and unallocated | 29 | 65 |
| | – Total | 444 | 452 |
| Profit before tax | | 338 | 379 |
| Profit after tax | | 232 | 272 |
| Earnings per share | | 13.8p | 16.2p |
| Goodwill amortisation | | (24) | (17) |
| Exceptional items | | (66) | 7 |
| EPS after goodwill amortisation and exceptional items | | 8.4p | 15.6p |

## Merger

The merger of the support services of GKN plc with Brambles Industries Limited was successfully completed on 7 August 2001. This was the culmination of considerable planning and skilled implementation by management and staff from Brambles and GKN, as well as a number of external advisers.

The Boards of both companies were strongly in favour of the merger, believing it to be the logical and inevitable outcome of a successful relationship that had spanned 27 years and had been instrumental in building businesses with genuine status as global industrial services leaders. The merger involved GKN separating its support services activities from its engineering operations and placing them in a new company, Brambles Industries plc. Brambles Industries plc and Brambles Industries Limited were then combined under a dual listed companies structure.

Brambles Industries plc shareholders have a 43 per cent economic interest in the Combined Group and Brambles Industries Limited shareholders have 57 per cent.

The "new" Brambles that resulted from the merger is a leading global support services group designed to maximise the growth opportunities of its key businesses - *CHEP, Cleanaway* and *Recall*. With a unified management it is better placed to gain the full value from these and the Group's other business interests.

Brambles Industries plc is listed on the London Stock Exchange and is in the FTSE 100 index of leading industrial companies. Brambles Industries Limited is listed in Australia and is one of the top 20 companies in the ASX All Ordinaries index.

## Board and senior management

The combined Group is managed by identical Boards and a unified management team.

Sir CK Chow assumed the role of Chief Executive Officer of Brambles Industries plc and Brambles Industries Limited and Mr David Turner was appointed to the position of Chief Financial Officer on 7 August. Both Sir CK and Mr Turner bring to the new Brambles a combination of wide experience in international business management and a sound knowledge of Brambles.

An important outcome of the merger has been the formation of a highly qualified and experienced senior management team to take Brambles forward. It is pleasing to note the Sir CK has been able to quickly address the need for senior management appointments in key functional areas such as human resource management and strategy, while retaining the experienced senior managers of the Group's key businesses.

## The future

Brambles is acknowledged as a global leader in its chosen areas of business. The benefits that are expected to result from geographic and business diversity, a substantial revenue base and a unified management should ensure continued growth and profitability.

D R Argus
*Chairman*

## A year of transition

The achievements of the past year are evident from the results of both Brambles Industries Limited and the newly merged Group.

The results of Brambles Industries Limited demonstrate the ability of its businesses to grow despite mixed economic conditions. When the revenue and profits of the Combined Group are taken into account, the impressive size and strong market positions of its key businesses are equally evident.

The encouraging feature for shareholders is the fact that Brambles maintained momentum during what was very much a year of transition. This augurs well for the Group as it now turns its full attention to expanding its businesses. The complexity of the merger meant that a significant number of the Group's senior managers and staff were either directly or indirectly involved in the formation of the new Group over an extended period. It is appropriate at this point to thank all of those who were involved in the merger for their contribution to what has been a critically important stage in the Group's development.

The integration of the support services businesses of GKN plc and Brambles Industries Limited is proceeding well. There is a sense of excitement across the Group about the enhanced business prospects and career opportunities that will emerge from being part of a considerably larger global organisation.

The specific integration of the *CHEP* and *Cleanaway* joint ventures with the former subsidiaries of Brambles and GKN has been completed relatively quickly. The appointment of the Group's senior management team comprising the heads of the key businesses and corporate functions has also been completed. Consequently, there has been no interruption to Group operations or to the implementation of its key strategies.

## The New Brambles

The key objective of the merger of Brambles and GKN's support services is to unite the ownership of *CHEP* and *Cleanaway*. The combined profit of these companies in the last financial year represented 73 per cent of the new Group's total.

The New Brambles has a solid and successful platform upon which it can base its future strategies and growth plans. On a pro forma basis, the total revenue of the Combined Group was £3.2 billion in 2001 - up 13 per cent on 2000. Pro forma profit before tax, goodwill amortisation and exceptional items was £338 million.

In terms of profit, *CHEP* accounts for over 50 per cent of the new Group. It is a unique franchise that combines market leadership, high growth and profitability. The fact that *CHEP* continued to grow its business in Australia by 14 per cent last year after 50 years of operations demonstrates the future potential of the United States and European managed pallet pool markets, which are at an earlier stage of development.

The growth potential of the traditional pallet pool market is more than matched by new products such as returnable plastic crates (RTPs) designed for perishable products. The Group has made a strategic decision to press ahead with its launch of RTPs in the United States, Europe and Australia. Revenue from RTP services increased 50 per cent in the United States and Europe last year compared with the previous corresponding period.

The growth prospects for *Cleanaway* are also highly promising. The value of waste management markets worldwide continues to keep pace with increasing community environmental awareness and regulation. The outcome is a growth in demand for recycling services as well as traditional waste collection.

*Cleanaway* is a clear market leader in Australia and strengthened its position during the past year. It is one of the top three waste management companies in the United Kingdom and has a significant market position in Germany. The acquisition of Serviceteam in the United Kingdom has enormously enhanced the scope and potential of *Cleanaway*'s operations there.

Given its outstanding growth potential, the financial results for *Recall* have been shown as a separate business segment. The company had a very successful year, with revenue increasing by 45 per cent and profit by 60 per cent (at constant exchange rates) compared with the previous corresponding period. Most of *Recall*'s growth came from the 14 acquisitions completed during the year. These were mainly in the Document Management Services and Secure Destruction Services business segments.

*Recall* is moving rapidly to establish a leadership position in Secured Destruction Services. It is already a leader in Australia and the United States, and will enter the European market next year.

The inherent strength of the New Brambles provides the Group with the flexibility to pursue a range of options for its other continuing businesses. These include Industrial Services, Interlake, Meineke, TCR and Eurotainer. All have strong and often unique market positions that return profits and generate cash.

Within Industrial Services, for example, the Steel Services business performed well last year following the integration and successful operations of Short Bros in the United Kingdom.

Eurotainer achieved sales and profit growth despite a deterioration in market conditions and lower utilisation rates, while revenue for Brambles Marine in Australia rose 6 per cent despite a softening in economic conditions that affected cargo volumes. Meineke performed well. Interlake was affected by a downturn in its market; however, its management team has taken swift action to ensure its competitiveness.

Negotiations to divest the Group's wagon rental business in Europe are proceeding. The divestment processes for Wreckair in Australia and Brambles Equipment Services in the United States are at an earlier stage. The previous discussions with potential buyers of Gardemann have terminated, and renewed efforts are being made for its divestment.

The most recent achievements of Brambles have been notable, particularly given the demands of delivering strong growth and completing a complex merger. They are the outcome of the efforts of our highly committed and customer-focused employees. I thank them for their most valuable contribution to our Group in what has been an historic year.

Outlook

The strong revenue growth of the past year in New Brambles' key businesses has been maintained in the first two months of the current year, providing a basis for performance improvement as the year progresses.

*CHEP*, *Cleanaway* and *Recall* are fundamentally strong businesses with significant potential for growth. Other continuing businesses, including Brambles Industrial Services, are expected to benefit from programmes which have already been set in place to improve efficiencies.

The divestment programme, which has been announced, will continue and will streamline the Group's portfolio.

There is some general economic uncertainty following the tragic events of 11 September in the US. In this context we will continue to monitor the performance of our businesses closely.

CK Chow
*Chief Executive Officer*

The total revenue of the New Brambles at £3,181 million was 13 per cent higher than that of the period to June 2000, and revenue from continuing businesses (excluding businesses identified for divestment) increased by 19 per cent to £2,772 million, or 18 per cent in constant currency terms.

*CHEP*, the pallet and container pooling business, continued to be the largest contributor to revenue with sales of £1,066 million. This comprised 34 per cent of the total group and 38 per cent of continuing businesses. *CHEP*'s sales were up by 16 per cent compared with those of the previous corresponding period.

The waste management business, *Cleanaway*, which contributes 27 per cent of total revenue or nearly 31 per cent of that of the continuing businesses, also increased sales significantly over those of the previous year. The rise of 27 per cent was in part due to the initial contribution from the Serviceteam acquisition in the UK and the full-year impact of the Waste Management Deutschland acquisition in Germany in May 2000. The organic growth in sales in *Cleanaway* UK and *Cleanaway* Germany was approximately 12 per cent and 8 per cent respectively.

Geographically, the total revenue of the combined business continues to be dominated by Europe and North America generating 49 per cent and 31 per cent respectively of the total.

Operating profit before goodwill amortisation, exceptional items and tax from continuing businesses was up by £28 million to £415 million compared with £387 million last year. The profit of businesses for disposal was down from £65 million to £29 million, bringing group operating profit to £444 million compared with £452 million in the year to June 2000. Earnings per share before exceptional items was 12.8p compared with 15.1p in the year to June 2000.

The interest charge has increased from £73 million to £106 million. This reflects the investment in the continuing businesses both in capital expenditure and in acquisitions.

Capital expenditure in the period was £721 million, which represents an increase of £135 million over that of the previous year. This increase resulted principally from a period of continued high investment in pallet pooling in advance of these assets becoming revenue earning, this being particularly notable in the Americas. Acquisition expenditure totalled £171 million and included the acquisition of Serviceteam and a number of acquisitions within the *Recall* business.

The pro forma results to June 2001 included a net exceptional charge of £66 million. This comprised the write-down of the carrying value of Equipment Rental businesses being held for sale (£91 million), partially offset by a net profit on business sales of £25 million.

The tax charge of £106 million was approximately 43 per cent of pre tax income including exceptional items. Excluding goodwill and exceptional items the tax rate was 31.4 per cent, but, with the implementation of FRS19 providing for fully deferred tax on all Brambles operations, the tax rate is expected to rise more towards the standard mixed corporate rate of 37 per cent.

Pro forma indebtedness in the group was £1,869 million compared with £1,649 million at 31 December 2000.

A summary of the performance of the major business segments of the New Brambles is shown below:

## PALLET AND CONTAINER POOLING – *CHEP*

| | Year ended 30 June 2001 £'millions | Year ended 30 June 2000 £'millions | Change % |
|---|---|---|---|
| Sales | 1,066 | 917 | 16 |
| Operating profit | 234 | 226 | 4 |

In constant currency terms sales were 13 per cent higher, but profit was just 1 per cent up compared with that of the same period in the previous year.

*CHEP* Americas continues to record very strong growth with sales up by 45 per cent and 23 per cent in constant currency. Sales continue to be driven by the growth in services to suppliers of the major US retailers, Wal-Mart and Home Depot in particular. The launch of the returnable transit packaging pool in the US continued to add to revenue, although at present it comprises only 3 per cent of pooling revenue in the Americas.

Operating profit in the Americas was up by 8 per cent, which was lower than the sales growth. This is due to expected start-up losses at the gross margin level associated with the launch of returnable transit packaging, and the temporary operational inefficiencies caused by the implementation of the depot consolidation programme.

It is expected that the gross loss on the launch of the returnable transit packaging will be eliminated during the balance of this calendar year. The depot consolidation programme is expected to continue for a further 24 months, although its adverse impact on profitability should decrease from the beginning of next calendar year.

In Europe, *CHEP* revenues grew by 7 per cent in constant currency terms. This represented a robust performance in the UK, while growth in Germany and Italy was slower than expected. There are now early signs that the sales momentum in Europe is beginning to increase, thanks to the roll out of contracts announced previously with Kraft, Nestle and Reckitt Benckiser.

Operating profit in *CHEP* Europe was similar to that of last year, being held back by costs associated with the roll out of the SAP IT programme. The installation of a new global IT platform will enable *CHEP* to develop into a global supplier of multiple pooling product services across national and continental boundaries. Additional costs have been incurred at the time of implementation due to the parallel running of legacy systems with the new system. The European IT project is expected to be completed around the end of this calendar year. At that stage it will begin in North America, and the programme is expected to be completed by the end of calendar year 2002.

In Australia and New Zealand sales increased by 14 per cent in constant currency terms. The increase was largely due to further product innovation, notably through pooling services in Intermediate Bulk Containers and returnable transit packaging.

A significant new contract has recently been entered into with Woolworths, the second largest supermarket chain in the region, on the *CHEP* service of RTPs. *CHEP* South Africa also had a strong year.

## WASTE MANAGEMENT – *CLEANAWAY*

| | Year ended 30 June 2001 £'millions | Year ended 30 June 2000 £'millions | Change % |
|---|---|---|---|
| Sales | 853 | 672 | 27 |
| Operating profit | 91 | 82 | 11 |

The waste management businesses continue to perform well. Excluding the impact of currency, sales were up by 30 per cent and profits by 14 per cent.

*Cleanaway* Europe saw sales increase significantly, mainly reflecting the full-year impact of Waste Management Deutschland in Germany and the acquisition of Serviceteam in the UK.

The Serviceteam acquisition significantly increased *Cleanaway* UK's involvement in municipal contracts and the municipal collection business now comprises some 40 per cent of *Cleanaway* UK's revenues.

The benefits arising from the Serviceteam acquisition, coupled with improving performance in *Cleanaway*'s base collection activities in the second half of the year, are continuing to contribute to growth. *Cleanaway* is now well placed to gain from policy changes stemming from the UK Government's Waste Strategy 2000, which requires municipal councils to increase recycling of waste.

In *Cleanaway* Germany profits were up 20 per cent on those of the previous year, mostly because of the impact of the acquisition of Waste Management Deutschland, which was successfully integrated during the year. On the other hand, results were adversely affected by the reduction in recycled paper prices from the high levels experienced in 2000. *Cleanaway*, whilst not trading in recycled paper as a commodity activity, derives revenue from the sale of paper it receives as part of its recycling service offering. *Cleanaway* is investing to build a patent-protected PET bottle recycling plant in Germany as an additional business stream to its other recycling activities.

In Australia and New Zealand sales were up by about 5 per cent, with profits moving further ahead on a very satisfactory performance.

*Cleanaway* improved its Australian market position during the year with its acquisition of Waste Master in the Northern Territory. In addition, a successful joint venture bid with Envirowaste for a share of the Auckland City Council municipal contract provided an entry into the New Zealand market.

Progress continues in Asia, particularly in Taiwan. The company also opened its first office in the People's Republic of China, at Nanjing City, where it is building a landfill gas-to-electricity site with its joint venture partner.

## INFORMATION MANAGEMENT – *RECALL*

| | Year ended 30 June 2001 £'millions | Year ended 30 June 2000 £'millions | Change % |
|---|---|---|---|
| Sales | 190 | 128 | 48 |
| Operating profit | 31 | 17 | 82 |

In constant currency terms, *Recall* sales grew by 45 per cent and profits by 60 per cent compared with those of the previous year. In North America both sales and profits were significantly ahead of last year, due in part to acquisitions but also to a more profitable product mix and improved margins.

In Europe, sales were well up on those of the previous year, with a particularly strong performance in France.

In Australasia, the sales and profits of *Recall* continue to grow.

Overall, the business is continuing to develop its mainstream activity of Document Management Service (DMS) and is further promoting the increased penetration of Secure Destruction Service (SDS). In addition, progress is being made with the development of its technology-based Integrated Document Solution (IDS) business. Although at a very early stage, IDS is another avenue of exciting business potential for *Recall*.

In the DMS segment, eight acquisitions were completed in the Americas, Europe, Australia and Asia. This segment now comprises around 63 per cent of *Recall's* total business operations. Overall, 14 acquisitions were successfully completed during the year under review.

In addition, in 2001 *Recall* made substantial progress in the global standardisation of its services. This effort will serve to improve the quality of its services to customers, and at the same time reduce costs.

*Recall* also moved rapidly in developing its presence in SDS. Following the acquisitions of Instashred and SDA in the US, *Recall* has 33 destruction centres operating in six countries and is the market leader in SDS in the United States and Australia.

## INDUSTRIAL SERVICES

| | Year ended 30 June 2001 £'millions | Year ended 30 June 2000 £'millions | Change % |
|---|---|---|---|
| Sales | 331 | 302 | 10 |
| Operating profit | 21 | 22 | (5) |

In constant currency terms the sales of Industrial Services were up by around 13 per cent.

The Industrial Services activities had a mixed performance in the year under review. Sales and profits were both satisfactorily ahead in Europe, following the integration and successful performance of Short Bros in the UK. However, this was offset slightly by a difficult year in its relatively small Netherlands operation.

In the US, National Recovery Services, which produces recycled waste briquettes for the steel industry, was also adversely affected by low steel industry volumes.

In Australia, Industrial Services underwent a period of change with significant restructuring of its activities. In the current year its fortunes in Australia are expected to improve, following measures taken in 2000/01.

## OTHER CONTINUING BUSINESSES

| | Year ended 30 June 2001 £'millions | Year ended 30 June 2000 £'millions | Change % |
|---|---|---|---|
| Sales | 332 | 307 | 8 |
| Operating profit | 38 | 40 | (5) |

This segment includes Marine, Specialised Transport, Eurotainer, Meineke Discount Muffler Shops and Interlake Material Handling.

Eurotainer achieved sales and profit growth despite a deterioration in market conditions and lower utilisation rates.

Revenue for Brambles Marine in Australia rose 6 per cent, despite a softening in economic conditions that affected cargo volumes.

Meineke Discount Muffler Shops maintained its position as the second largest specialist North American undercar repair franchise and had a satisfactory year.

Meineke's sustained growth stems from a successful implementation of new maintenance-related services, a strong marketing programme, international expansion in Canada, Central America and the Caribbean and a record number of franchise licences sold in 2000.

Another of the Group's United States based companies, Interlake Material Handling, is the largest US supplier of pallet racking and dynamic storage products for warehouses and distribution centres. After a strong start, Interlake experienced a difficult year, with sales and profits adversely affected by the US economic slowdown and its impact on the construction of new distribution and retail facilities. Its market declined by 20 per cent.

For the year as a whole, Interlake's revenue was down by 6 per cent, and profit down by 44 per cent. It undertook a major restructuring during the year to ensure its ongoing competitiveness and profitability. While market recovery is not anticipated to occur in the coming 12 months, Interlake is well placed to capitalise on an upturn in the economy.

## DIVESTMENT ACTIVITY

During the year, Brambles continued to restructure its business portfolio and completed a number of planned divestments.

These included FMS in France, Car Transport in Italy, Brambles Equipment Division in Australia, and Brambles Security International and Ensco in the US.

The Group's equipment rental businesses continued to be affected by high levels of competition and generally depressed market conditions. Brambles Equipment Services Inc in the United States, Gardemann in Germany and Wreckair in Australia all suffered because of depressed conditions in construction markets.

Economic conditions were also an influencing factor on the rail wagon business in Europe. The winning of a major contract with the Solvay Group in France, however, made a favourable impact on results. Germany's results were slightly higher than those of the previous corresponding period, a pleasing outcome given the difficult conditions in the chemical industry.

Negotiations to divest the Group's wagon rental business in Europe are proceeding. The divestment processes for Wreckair in Australia and Brambles Equipment Services in the United States are at an earlier stage. The previous discussions with potential buyers of Gardemann have terminated and renewed efforts are being made for its divestiture.

## CORPORATE FINANCE

Following the formation of the DLC structure in August 2001, the Combined Brambles Group was successfully refinanced predominantly with three and five year bilateral bank debt. Sufficient funding is now in place to support the future growth investments of the Combined Brambles Group.

## Introduction

The dual listed companies structure (DLC) between Brambles Industries plc (BIP) and Brambles Industries Limited (BIL) came into operation on 7 August 2001, after the end of the financial period on 30 June 2001 but before finalisation of the directors' report.

In 1998 the London Stock Exchange published the Combined Code, which sets out principles of good governance, and a Code of Best Practice as guidance on the implementation of the principles. The Listing Rules of the UK Listing Authority require listed companies to publish each year in their Annual Report a statement of how the company has applied the principles of the Combined Code during the financial year.

The principles of corporate governance outlined below are those of the Board of New Brambles.

## Board composition and operation

It is intended that the Board be made up of individuals with an appropriate range of proficiencies, experience, skills and perspectives to enable them collectively to appoint, counsel and supervise high-quality management of Brambles' business.

An important aspect of the DLC structure is that BIP and BIL will operate and be managed as if they were a single economic enterprise. Although BIP and BIL remain separate companies, with their own Boards, the Boards comprise the same people. Each Board will, in addition to its duties to each of BIP and BIL, have regard to the interests of the shareholders of both BIP and BIL in the management of the Group.

The Board is to be comprised of a majority of non-executive directors, including the Chairman. Currently, there are eight non-executive members of the Board of Directors, whilst two members of the Board of Directors are also executives of the Company (the Chief Executive Officer and the Chief Financial Officer).

All directors serve for a specified maximum number of years and are subject to re-election in accordance with the Company's articles of association.

All non-executive directors have the right, at the Company's expense, to seek independent advice on any issue before the Board, or on the conduct of the Board or management.

All directors have timely and full access to the information required to discharge their responsibilities fully and effectively. Directors also have access to the advice and service of the company secretary.

## Board Committees

The Board has established the following committees to maintain good corporate governance in Brambles.

As a matter of policy, all other matters, including Board nominations, are dealt with by the Board.

## Audit Committee

The Audit Committee operates under formal terms of reference from the Board. The primary objectives of the Audit Committee are:

- To act as an independent and objective party to review the financial information presented by management to shareholders, the Stock Exchange, regulators and the general public;
- To review corporate risk assessment and the internal controls initiated;
- To oversee and appraise the quality of the audits conducted by Brambles' internal auditors and external auditors; and
- To maintain, through regular meetings, open lines of communication among the Board, the internal auditors and the external auditors to exchange views and information.

The chairman and other members of the Audit Committee will be non-executive directors. Currently, the members are Allan McDonald (chairman), Ron Milne and Roy Brown.

## Remuneration Committee

The objectives of the Remuneration Committee are to approve annually the remuneration of the Chief Executive Officer and Chief Financial Officer and to review the remuneration of the executives who report directly to the Chief Executive Officer in the light of Brambles' performance and advice from independent international remuneration consultants. The remuneration packages of all other senior executives are reviewed annually by the Chief Executive Officer and the global business Chief Executives in the light of the independent advice on remuneration levels in private industry and within general guidelines approved by the Board. The results of these reviews are reported to the Board.

Remuneration levels for non-executive directors are set by the Board after receipt of independent professional advice on prevailing remuneration levels. The current annual fee for non-executive directors is £45,000 (or its equivalent in Australian dollars). This amount covers their responsibilities to both BIP and BIL. The Chairman's and Deputy Chairmen's fees are set at £180,000 and £80,000 per annum respectively.

The members of the Remuneration Committee are Sir David Lees (chairman), Mark Burrows, Graham Kraehe and Sir John Parker.

## Management limits of authority

The Board has set specific limits on management's ability to incur expenditure, enter contracts or acquire businesses without prior full Board approval.

Decisions are subject to continuous management audit against these limits. All major acquisitions and contracts are subject to a post-acquisition reappraisal process.

## Management of business risk

The Board manages and monitors business risk through:

- Consideration and approval of the budget and forward plan of each business region;
- Detailed monthly reports on business performance and trends;
- Limits of authority as specified above;
- Guidelines, limits and controls over treasury activities;
- Regulatory compliance reviews;
- Worldwide annual insurance programme;
- Extensive and continuous internal audits; and
- Comprehensive review of the six-monthly external audits.

## Derivatives

Exposure to foreign exchange and interest-rate risks is managed through a comprehensive set of policies, procedures and limits of authority delegated to management. Derivative instruments are used only for specific risks and are never used for speculative trading purposes.

## Environment and safety

The Board regularly reviews the Group's compliance programmes covering environmental risk and occupational health and safety issues. Any major exposure in these areas is required to be reported immediately to the Board.

## Ethical standards

All directors and employees are required to adopt standards of business conduct that are ethical and comply with all relevant legislative requirements.

Fundamentally this requirement is protected through the quality standards used in the appointment and promotion of individuals throughout the Group.

In addition, the Group has explicit compliance requirements, programmes and reporting covering trade practices, environmental law, occupational health and safety, dealings in the Group's securities, transactions between Group companies and employees or directors, and internal control.

## Conflicts of interest

Board members are required to identify any conflicts of interest they may have in dealing with the Group's affairs and subsequently to refrain from participating in any discussion or voting on these matters. Directors and senior executives are required to disclose in writing any related-party transactions.

Executives are contractually required to disclose to the Chief Executive Officer any activities in which they are involved that might be in conflict with the Group's activities or interests.

## Going concern basis

After making enquiries, the directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason the directors continue to adopt the going concern basis in preparing the financial statements.

## DLC Structure

Brambles is committed to high standards of corporate governance. As a result of the DLC structure, the Group intends to comply with the Principles of Good Governance and Code of Best Practice, annexed to the Listing Rules of the UK Listing Authority, which apply to BIP.

In addition to the principles of good governance, the Combined Code incorporates a Code of Best Practice, and the UK Listing Authority requires listed companies to indicate whether or not they have complied with the provisions of the Code of Best Practice throughout the year and to explain any non-compliance.

The Board of BIP endorses the spirit of good governance exemplified by the Code of Best Practice and confirms its intention to comply with the Code in the 2002 financial year.

**Don Argus AO**
**(Age 63)**
**(Non-executive Chairman)**

Don Argus joined the Board of Brambles Industries plc (BIP) in August 2001 as Chairman. He has more than 40 years' experience in banking, including nine years as Managing Director and Chief Executive Officer of the National Australia Bank Limited. Mr Argus is Chairman of BHP Billiton and is a director of the Australian Foundation Investment Company Limited and Southcorp Limited. He is a Fellow of the Australian Institute of Bankers and Finance and the Australian Society of Certified Practising Accountants. He has honorary degrees from Monash University (Doctor of Laws) and Griffith University (Doctor of the University). He was appointed an Officer of the Order of Australia in 1998.

**Mark Burrows**
**(Age 57)**
**(Non-Executive Joint Deputy Chairman)**

Mark Burrows joined the Board of BIP in August 2001. He was Chairman of Brambles Industries Limited from September 1997 to September 1999. Mr Burrows, an investment banker, chaired the Companies and Securities Advisory Committee from 1989 to 1994 and was one of the principal participants in the creation of the Australian Securities Commission (as the Australian Securities and Investments Commission then was). He is Deputy Chairman of ING Barings Holdings Limited (UK), a director of Burns, Philp & Company Limited and John Fairfax Holdings Limited and Chairman of the Sydney Theatre Company. He has Bachelor of Arts and Bachelor of Laws degrees from Sydney University and is an Associate Member of the Securities Institute of Australia.

**Sir David Lees**
**(Age 64)**
**(Non-Executive Joint Deputy Chairman)**

Sir David Lees joined the Board of BIP in June 2001. He joined GKN in 1970 as an accountant and became Group Finance Director in 1982. He was appointed Group Managing Director in 1987 and Chairman and Chief Executive in 1988 before becoming non-executive Chairman in 1997. He holds various senior positions in industry related associations, including the National Defence Industries Council, the European Round Table and the Institute for Manufacturing, and is a member of the UK Panel on Takeovers and Mergers. He is the non-executive Chairman of Tate & Lyle plc and a non-executive director of Royal Opera House, Covent Garden. He holds the Officer's Cross of the Order of Merit of the German Federal Republic and is a Fellow of the Institute of Chartered Accountants in England and Wales.

**Sir CK Chow**
**(Age 51)**
**(Chief Executive Officer)**

Sir CK Chow became Chief Executive Officer of Brambles on 7 August 2001 as the merger was completed. Previously, Sir CK was Chief Executive of GKN, which he joined in 1996. Before joining GKN, he was a director of The BOC Group plc and Chief Executive of BOC Gases worldwide. He is a past President of The Society of British Aerospace Companies, a non-executive director of Standard Chartered plc and a member of the Governing Body of The London Business School. He has a BSc and an MSc in Chemical Engineering (US) and an MBA from the Chinese University of Hong Kong, and is a graduate of the Harvard Advanced Management Programme. He has an honorary Doctorate of Engineering from the University of Bath, and is a Fellow of The Royal Academy of Engineering and a Fellow of The Institute of Chemical Engineering.

**Roy Brown**
**(Age 54)**
**(Non-Executive Director)**

Roy Brown joined the Board of BIP in June 2001. He was appointed a non-executive director of GKN in 1996. He is a non-executive director of British United Provident Association (BUPA) and Thus plc and a former executive director of Unilever plc and Unilever NV. He has a degree (BSc) in Mechanical Engineering from University College London and an MBA from Harvard. He is a Fellow of the Institute of Mechanical Engineers and a Fellow of the Institute of Electrical Engineers.

**Graham Kraehe**
**(Age 59)**
**(Non-Executive Director)**

Graham Kraehe joined the Board of BIP in August 2001. He has spent 28 years in Chief Executive roles in diversified industrial companies covering the wine, packaging, appliance and automotive component industries. From 1994 until his retirement in February 2001 Mr Kraehe was Managing Director and Chief Executive Officer of Southcorp Limited. Before becoming Chief Executive Officer of Southcorp Limited he was Chief Executive of Pacifica Group Limited. His other directorships include National Australia Bank Limited and The News Corporation Limited, and he is the President of the German-Australian Chamber of Industry and Commerce. He has a Bachelor of Economics degree from Adelaide University.

**Allan McDonald**
**(Age 61)**
**(Non-Executive Director)**

Allan McDonald joined the BIP Board in August 2001. He has had an extensive career in the investment and commercial banking fields. He is presently Chairman of GeneralCologne Re Australia Limited and Julia Ross Recruitment Limited. His other directorships include DCA Group Limited, Securities Exchange Guarantee Corporation Limited, TAB Limited and Billabong International Limited. He has a Bachelor of Economics degree from Sydney University and is a Fellow of the Australian Society of Certified Practising Accountants and the Australian Institute of Management.

**Ron Milne**
**(Age 62)**
**(Non-Executive Director)**

Ron Milne joined the Board of BIP in August 2001. He began his service with Brambles Industries Limited in April 1981 as General Manager, responsible for Finance and Development. He became a director of that company in June 1983. He retired in August 1995. He has had a management career extending through the manufacturing, oil exploration and merchant banking industries. His other directorships include Newcrest Mining Limited and OPSM Protector Limited. He is a member of the Australian Society of Certified Practising Accountants and a Fellow of the Chartered Institute of Secretaries.

**Sir John Parker**
**(Age 59)**
**(Non-Executive Director)**

Sir John Parker joined the Board of BIP in June 2001. He became a non-executive director of GKN in 1993. He is Chairman of Lattice Group plc, non-executive Chairman of Firth Rixson plc and a non-executive director of P&O Princess Cruises plc. He is a former Chairman and Chief Executive of Babcock International plc and Harland and Wolff Holdings plc, a Fellow of the Royal Academy of Engineering and a Past President of the Royal Institution of Naval Architects. He was awarded a doctorate (DSc) in Engineering from Queens University, Belfast, and in addition holds honorary doctorates in Engineering from the University of Abertay (Dundee), the University of Ulster and Trinity College Dublin.

**David Turner**
**(Age 56)**
**(Chief Financial Officer)**

David Turner was appointed to the BIP Board in March 2001. He joined GKN in 1993 as Finance Director. Before joining GKN he was Finance Director of the food group Booker plc. He has previously worked for Mobil Oil and Touche Ross and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is a non-executive director of Whitbread plc.

BRAMBLES INDUSTRIES PLC
BRAMBLES INDUSTRIES LIMITED

NEW BRAMBLES

# Combined unaudited pro forma results

for the year ended 30 June 2001

The following unaudited pro forma financial information reflects the DLC Combination of Brambles Industries plc and Brambles Industries Limited to create the Combined Brambles Group.

Brambles Industries plc is the holding company into which GKN's Support Services activities were demerged.

The unaudited pro forma financial information has been prepared based on the accounting policies which the Brambles DLC Directors will adopt in preparing accounts for the Combined Brambles Group within the financial statements of Brambles Industries plc. The unaudited pro forma financial information has been prepared by applying merger accounting principles under UK GAAP.

The unaudited pro forma profit and loss information and cash flow information for the years ended 30 June 2000 and 30 June 2001 have been prepared as if the DLC Combination had occurred on the first day of each period. The unaudited pro forma net assets statement as at 30 June 2001 has been prepared as if the DLC Combination had occurred on that date.

The following unaudited pro forma financial information:

- has been included for illustrative purposes only and, because of its nature, may not give a true picture of the results, cash flows and financial position of the Combined Brambles Group;
- does not purport to represent what the combined results of operations actually would have been if the DLC Combination had occurred on 1 July 1999 or 1 July 2000 or what those results will be for any future periods; and
- has been prepared in accordance with UK GAAP.

The unaudited pro forma financial information has been prepared from the following sources:

- the historical financial information in relation to the Combined Brambles Group for the year ended 30 June 2000 has been extracted without material adjustment from Part 6 of the UK Listing Particulars; and
- the financial information in relation to the Combined Brambles Group for the year ended 30 June 2001 was consolidated from the accounts prepared by the applicable companies for inclusion within the Brambles Industries Limited results for the same period or for GKN plc's results.
- The average exchange rate applicable during the periods presented for the pro forma unaudited profit and loss and cash flow statements and period-end exchange rates for the unaudited pro forma net assets statement are:

| | | A$1.00 = £ |
|---|---|---|
| 30 June 2000 | Average rate | 0.3917 |
| 30 June 2001 | Average rate | 0.3679 |
| | Period-end rate | 0.3608 |

## UNAUDITED PRO FORMA PROFIT AND LOSS ACCOUNT
## UK GAAP
## for the year to 30 June 2001

| | 2001 £'millions | 2000 £'millions |
|---|---|---|
| **Sales** | | |
| Subsidiaries | 3,111 | 2,753 |
| Share of associates | 70 | 54 |
| | 3,181 | 2,807 |
| **Operating profit** | | |
| Subsidiaries | | |
| Before goodwill amortisation and exceptional items | 439 | 446 |
| Goodwill amortisation | (24) | (17) |
| Exceptional items | (91) | 4 |
| | 324 | 433 |
| Share of associates | 5 | 6 |
| **Operating profit** | 329 | 439 |
| Exceptional items | 25 | 3 |
| **Profit on ordinary activities before interest and tax** | 354 | 442 |
| Net interest payable | (106) | (73) |
| **Profit on ordinary activities before tax** | 248 | 369 |
| Tax on profit on ordinary activities | (106) | (107) |
| **Profit on ordinary activities after tax** | 142 | 262 |
| Minority interest | (1) | (1) |
| **Attributable profit** | 141 | 261 |
| **Earnings per share** (based on 1,680.3m shares) | 8.4p | 15.6p |

| | | |
|---|---|---|
| Results before goodwill amortisation and exceptional items | | |
| Operating profit | 444 | 452 |
| Profit before tax | 338 | 379 |
| Earnings per share | 13.8p | 16.2p |

# UNAUDITED PRO FORMA NET ASSETS STATEMENT
## UK GAAP
### as at 30 June 2001

| | 2001<br>£'millions |
|---|---|
| **Fixed assets** | |
| Intangible assets | 342 |
| Tangible assets | 2,456 |
| **Investments** | |
| Associates | 46 |
| Other | 9 |
| | 2,853 |
| **Current assets** | |
| Stocks | 49 |
| Debtors | 785 |
| Cash at bank and in hand | 70 |
| | 904 |
| **Creditors** – amounts falling due within one year | (1,186) |
| **Net current (liabilities)** | (282) |
| **Total assets less current liabilities** | 2,571 |
| **Creditors** – amounts falling due after more than one year | (1,355) |
| Provisions for liabilities and charges | (252) |
| **Net assets** | 964 |

# UNAUDITED PRO FORMA CASH FLOW INFORMATION
## UK GAAP
*for the year to 30 June 2001*

| | 2001 £'millions | 2000 £'millions |
|---|---|---|
| **Net cash inflow from operating activities** | 718 | 661 |
| **Dividends from joint ventures and associates** | 1 | 1 |
| **Returns on investments and servicing of finance** | | |
| Interest received | 8 | 7 |
| Interest paid | (121) | (76) |
| | (113) | (69) |
| **Taxation** | (87) | (78) |
| **Capital expenditure and financial investment** | | |
| Purchase of tangible fixed assets | (721) | (586) |
| Sale of tangible fixed assets | 58 | 91 |
| Investment loans and other financial investments | (12) | (1) |
| | (675) | (496) |
| **Acquisitions and disposals** | | |
| Purchase of subsidiary undertakings | (165) | (175) |
| Purchase of joint ventures | (6) | (28) |
| Net cash acquired with subsidiary undertakings | - | 4 |
| Sale of businesses | 82 | 28 |
| Sale of joint ventures and associates | - | 5 |
| | (89) | (166) |
| **Equity dividends paid** | (70) | (136) |
| ***Net cash outflow before management of liquid resources and financing*** | (315) | (283) |
| ***Management of liquid resources*** | | |
| Movement on term deposits | 7 | 1 |
| ***Financing*** | | |
| Net proceeds from share issues | 31 | 24 |
| Capital contributions | - | 45 |
| Increase in borrowings | 270 | 260 |
| Movement on debentures | - | (7) |
| Capital element of finance lease rentals | (3) | (1) |
| **Net cash inflow from financing** | 298 | 321 |
| **(Decrease)/increase in cash** | (10) | 39 |

# UNAUDITED PRO FORMA SEGMENTAL INFORMATION
## UK GAAP
### for the year to 30 June 2001

| | 2001<br>£'millions | 2000<br>£'millions |
|---|---|---|
| **Sales** | | |
| Sales by business | | |
| Pallet and container pooling | 1,066 | 917 |
| Waste management | 853 | 672 |
| Industrial Services | 331 | 302 |
| *Recall* | 190 | 128 |
| Other – continuing | 332 | 307 |
| Other – to be divested | 409 | 481 |
| Total | 3,181 | 2,807 |
| Sales by region of origin | | |
| Europe | 1,559 | 1,338 |
| Americas | 1,002 | 775 |
| Australia/New Zealand | 575 | 657 |
| Rest of World | 45 | 37 |
| Total | 3,181 | 2,807 |
| **Pro forma operating profit** | | |
| Operating profit before goodwill amortisation and exceptional items by business | | |
| Pallet and container pooling | 234 | 226 |
| Waste management | 91 | 82 |
| Industrial Services | 21 | 22 |
| *Recall* | 31 | 17 |
| Other – continuing | 38 | 40 |
| Other – to be divested | 38 | 65 |
| Unallocated | (9) | – |
| Total | 444 | 452 |
| Operating profit before goodwill amortisation and exceptional items by region of origin | | |
| Europe | 244 | 247 |
| Americas | 136 | 125 |
| Australia/New Zealand | 59 | 75 |
| Rest of World | 14 | 5 |
| Unallocated | (9) | – |
| Total | 444 | 452 |

# UNAUDITED PRO FORMA RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW
## UK GAAP
## for the year to 30 June 2001

| | 2001<br>£'millions | 2000<br>£'millions |
|---|---|---|
| Operating profit | 324 | 433 |
| Depreciation charge | 357 | 321 |
| Amortisation of goodwill | 24 | 17 |
| Other non-cash items | 68 | (34) |
| Increase in working capital | (55) | (75) |
| Increase in other assets | - | (1) |
| Net cash flow from operating activities | 718 | 661 |

BRAMBLES INDUSTRIES PLC

# Statutory Accounts

for the period from 3 January 2001 (incorporation) to 30 June 2001

The directors present their report and the audited financial statements of Brambles Industries plc for the period from 3 January 2001 (the date of incorporation) to 30 June 2001.

## PRINCIPAL ACTIVITY AND FUTURE PROSPECTS

The Company did not trade during the period. The Company was listed on the London Stock Exchange on 7 August 2001 following the successful combination of Brambles Industries Limited with the support services activities of GKN plc to create a leading global support services group in a dual listed companies structure. Brambles Industries plc will operate as the UK listed parent company in the new Group.

## RESULTS AND DIVIDENDS

The results of the Company for the period are set out in detail on page 33. The directors do not recommend the payment of a dividend for the period. Profits of £49,998 have been transferred to reserves.

## INCORPORATION AND CHANGE OF NAME

The Company was incorporated on 3 January 2001 as Wavevale plc. The Company changed its name to Brambles Industries plc with effect from 31 May 2001.

## DIRECTORS AND THEIR INTERESTS

The directors who served during the period were as follows:

| | |
|---|---|
| R D Brown | (appointed 19 June 2001) |
| Sir CK Chow | (appointed 19 June 2001) |
| Sir David Lees | (appointed 19 June 2001) |
| Sir John Parker | (appointed 19 June 2001) |
| D J Turner | (appointed 28 March 2001) |
| G Denham | (appointed 28 March 2001, resigned 19 June 2001) |
| M R Layton | (appointed on incorporation, resigned 28 March 2001) |
| M E Richards | (appointed on incorporation, resigned 28 March 2001) |

The following directors were appointed after the period end, on 7 August 2001:

D R Argus AO
M D I Burrows
G J Kraehe
F A McDonald
R C Milne

D J Turner held an interest in the Company's shares at the period end of 20 ordinary shares of 5p each. This interest was acquired on 28 March 2001, the date of his appointment.

Changes to directors' interests since the end of the year were as follows:

| | Holding at 7 August 2001 | Holding at 26 September 2001 |
|---|---|---|
| D R Argus | – | – |
| R D Brown | 2,018 | 2,018 |
| M D I Burrows | – | – |
| Sir CK Chow | 23,353 | 253,277 |
| G J Kraehe | – | – |
| Sir David Lees | 204,903 | 204,055 |
| F A McDonald | – | – |
| R C Milne | – | – |
| Sir John Parker | 3,354 | 3,354 |
| D J Turner | 50,801 | 175,577 |

None of the directors has any options over shares in the Company.

## DIRECTORS' REMUNERATION

None of the directors' received any remuneration from the Company during the period to 30 June 2001. A full remuneration report will be included in the 2002 Annual Report.

## SUBSTANTIAL SHAREHOLDERS

As at 26 September the Company has been notified of the following holdings representing 3 per cent or more of its issued ordinary share capital.

| Company | No of ordinary shares | % of issued ordinary share capital |
|---|---|---|
| The Capital Group Companies Inc | 89,942,898 | 12.4 |
| CGNU plc | 29,015,301 | 4.0 |
| UBS Warburg | 22,217,653 | 3.1 |

## AUDITORS

Deloitte & Touche have expressed their willingness to continue in office as auditors (having previously been appointed by the directors to fill the casual vacancy which arose following the resignation of PricewaterhouseCoopers) and a resolution to reappoint them will be proposed at the Annual General Meeting.

Approved by the Board of Directors
and signed on its behalf by

L E Young
Secretary

26 September 2001

## STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company as at the end of the financial period and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

## AUDITORS' REPORT TO THE MEMBERS OF BRAMBLES INDUSTRIES PLC

We have audited the financial statements on pages 33 to 37, which have been prepared under the accounting policy, set out on page 35.

### Respective responsibilities of directors and auditors

As described above the Company's directors are responsible for the preparation of financial statements, which are required to be prepared in accordance with applicable United Kingdom law and accounting standards. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

### Basis of opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

### Opinion

In our opinion the financial statements give a true and fair view of the state of the Company's affairs at 30 June 2001 and of its profit for the period from 3 January 2001 to 30 June 2001, and have been properly prepared in accordance with the Companies Act 1985.

**Deloitte & Touche**
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London EC4A 3TR
11 October 2001

# PROFIT AND LOSS ACCOUNT

for the period from 3 January 2001 to 30 June 2001

| | Note | 2001 £ |
|---|---|---|
| Other operating income – exceptional | 2 | 49,998 |
| OPERATING PROFIT BEING PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION | | 49,998 |
| PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION BEING PROFIT FOR THE FINANCIAL PERIOD | 5 | 49,998 |

There are no recognised gains or losses for the period other than as shown above. Accordingly, no statement of total recognised gains and losses is given.

All of the above amounts are derived from continuing operations.

## BALANCE SHEET
at 30 June 2001

| | Note | 2001 £ |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash at bank and in hand | | 50,000 |
| **TOTAL ASSETS LESS CURRENT LIABILITIES** | | 50,000 |
| **CAPITAL AND RESERVES** | | |
| Called up share capital | 4 | 2 |
| Capital redemption reserve | 5 | 49,998 |
| Profit and loss account | 5 | – |
| **EQUITY SHAREHOLDERS' FUNDS** | | 50,000 |

These financial statements were approved by the Board of Directors on 26 September 2001, and signed on its behalf by

D J Turner
Director

## BRAMBLES INDUSTRIES PLC
## CASH FLOW STATEMENT
for the period from 3 January 2001 to 30 June 2001

| | Note | 2001 £ |
|---|---|---|
| **NET CASH INFLOW FROM OPERATING ACTIVITIES** | | 49,998 |
| **FINANCING** | | |
| Issue of ordinary share capital | | 2 |
| Issue of preference share capital | | 49,998 |
| Redemption of preference share capital | | (49,998) |
| Net cash inflow from financing | | 2 |
| **INCREASE IN CASH IN THE PERIOD** | 7 | 50,000 |

There are no reconciling items between the operating profit reported in the profit and loss account and the net cash inflow from operating activities. Accordingly, no separate reconciliation has been presented.

1 ACCOUNTING POLICY

The financial statements are prepared in accordance with applicable accounting standards. The particular accounting policy adopted is described below.

Accounting convention

The financial statements are prepared under the historical cost convention.

2 OPERATING PROFIT AND EXCEPTIONAL ITEM

The audit fee was borne by another Company in the new Group. The directors received no remuneration for their services to the Company during the period. There were no employees during the period.

| | Period from 3 January 2001 to 30 June 2001 £ |
|---|---|
| Other operating income – exceptional | 49,998 |

On 13 June 2001, the Company received £49,998 as a cash gift from GKN plc. There is no tax attributable to this item.

3 EARNINGS PER SHARE

A calculation of earnings per share would not be appropriate in these accounts.

4 CALLED UP SHARE CAPITAL

| | 30 June 2001 £ |
|---|---|
| Authorised: | |
| 899,999,999 ordinary shares of 5p each | 45,000,000 |
| 1 special share of 5p | - |
| | 45,000,000 |
| Allotted, called up and fully paid: | |
| 40 ordinary shares of 5p each | 2 |

The Company was incorporated as Wavevale plc on 3 January 2001 with an authorised share capital of £50,000, comprising 50,000 ordinary shares of £1 each, of which two ordinary shares were issued and fully paid. The Company changed its name to Brambles Industries plc with effect from 31 May 2001.

On 13 June 2001 Brambles Industries plc increased its authorised share capital from £50,000 to £99,998 by the creation of 49,998 redeemable preference shares of £1 each. These shares were allotted and issued for cash at par.

On 14 June 2001, the Company exercised its right to redeem the redeemable preference shares at par. An amount equivalent to the par value of the redeemable preference shares was credited to a capital redemption reserve. These shares were then cancelled and the authorised share capital in respect of these redeemable preference shares was converted to 49,998 ordinary shares of £1 each.

On 19 June 2001, the entire issued share capital of the Company was subdivided into 40 ordinary shares of 5p each. The entire authorised but unissued share capital was also subdivided into 1,999,920 ordinary shares of 5p each.

## 4 CALLED UP SHARE CAPITAL (continued)

On 19 June 2001, the Company increased its authorised share capital by the creation of 898,000,039 ordinary shares and one special share of 5p. The special share will allow all the shareholders of the dual listed companies to effectively vote together as a joint electorate on certain matters.

Subsequent to the period end, the Company has allotted and issued 723,742,311 ordinary shares of 5p each to the shareholders of GKN plc as part of the combination transaction. The special voting share has also been issued to a special purpose company as part of the same transaction.

## 5 STATEMENT OF MOVEMENTS ON RESERVES

| | Capital redemption reserve £ | Profit and loss account £ | Total £ |
|---|---|---|---|
| At 3 January 2001 | – | – | – |
| Redemption of preference shares | 49,998 | (49,998) | – |
| Profit retained for the period | – | 49,998 | 49,998 |
| At 30 June 2001 | 49,998 | – | 49,998 |

## 6 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

| | £ |
|---|---|
| Profit for financial period | 49,998 |
| Net proceeds from issue of ordinary share capital on incorporation | 2 |
| Net proceeds from issue of preference share capital | 49,998 |
| Net expense from redemption of preference share capital | (49,998) |
| Net addition to shareholders' funds | 50,000 |
| Opening shareholders' funds at 3 January 2001 | – |
| Closing shareholders' funds at 30 June 2001 | 50,000 |

## 7 RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET FUNDS

| | £ |
|---|---|
| Increase in cash in the period | 50,000 |
| Movement in net funds in the period | 50,000 |
| Net funds on 3 January 2001 | – |
| Net funds on 30 June 2001 | 50,000 |

## 8 ANALYSIS OF CHANGES IN NET FUNDS

| | 3 January 2001 £ | Cashflow £ | 30 June 2001 £ |
|---|---|---|---|
| Cash at bank and in hand | – | 50,000 | 50,000 |

## 9 SUBSEQUENT EVENTS

Since 30 June 2001, GKN plc has effected the demerger of the GKN Support Services Activities to Brambles Industries plc by way of a Court approved reduction of capital of GKN plc, and the Company has implemented the dual listed companies arrangements with Brambles Industries Limited culminating in the listing of the Company on the London Stock Exchange on 7 August 2001.

Details of the arrangements regarding the creation of the new global support services group to form the dual listed companies structure with Brambles Industries Limited were set out in various shareholder circulars issued in June to the shareholders of GKN plc and Brambles Industries Limited. These arrangements were approved at separate shareholder meetings held on 16 July 2001 and 26 July 2001 respectively.

## COMPANY SECRETARY

Lorraine Young BSc FCIS

## REGISTERED OFFICE

Cassini House
57-59 St James's Street
London SW1A 1LD

## REGISTRARS

All shareholder queries should be addressed to the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, telephone number 0870 600 3970.

Lloyds TSB Registrars now offer a range of shareholder information online. Their portfolio service gives you access to more information on your investments including balance movements and indicative share prices. For more information visit their website at www.shareview.co.uk.

## WEBSITE

For more information about Brambles Group and its businesses please see our website at www.brambles.com.

## AGM

The Brambles Industries plc AGM will be held at the Gladstone Library, One Whitehall Place, London SW1A 2HD at 2.30pm on Wednesday 28 November 2001. The notice of meeting and proxy form are being sent to shareholders with this document.

## FINANCIAL CALENDAR 2002 (provisional)

| | |
|---|---|
| Announcement of interim results | end February |
| Announcement of final results | early September |
| Annual General Meeting | end November |